UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO’s Quarterly Report for the year 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: December 15, 2020	By	/s/ Lim, Seung-Kyu
(Signature)
Name : Lim, Seung-Kyu
Title : Executive Vice President

Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2020 to September 30, 2020)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2020 to September 30, 2020)

To: Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/ Lim, Seung-Kyu
Lim, Seung Kyu
Executive Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

2

Attachment: Independent Auditors’ Review Report (Consolidated and Separate)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

The Company’s business scope is as follows:

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B. POSCO Enterprise Group

(1)	Name of the Enterprise Group: POSCO

(2)	Companies Belonging to the Enterprise Group

POSCO, POSCO CHEMICAL CO., LTD, POSCO INTERNATIONAL Corporation, POSCO COATED & COLOR STEEL Co., Ltd., POSCO ICT, POSCO M-TECH, Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M Co., Ltd., POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, TANCHEON E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, Samcheok Blue Power Co.,Ltd. (By change of name from POSPower Co., Ltd), Songdo Posco family Housing, POSCO Group University, POSCO Research & Technology, Pohang Techno Valley PFV Corporation, Songdo Development PMC (Project Management Company) LLC., Korea Fuel-Cell, POSCO SPS, P&O Chemical Co., Ltd.

4

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as an Enterprise Group subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: In order to support international businesses, the Company operates six overseas offices as follows:

United Arab Emirates(Dubai), Iran(Teheran), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

5

(3)	Major Changes in the Board of Directors (as of March 27, 2020)

(a)	Inside Directors

•

Re-appointment : Chang, In-Hwa (Representative Director, President), Chon, Jung-Son (Senior Executive Vice President), Kim, Hag-Dong (Senior Executive Vice President) and Jeong, Tak (Senior Executive Vice President)

(b)	Outside Directors

•	Re-appointment : Chang, Seung-Wha

(c)	Audit Committee Member

•	New member : Pahk, Heui-Jae (Outside director)

(4)	Changes of the Major Shareholders of POSCO

(a)	Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO.

(b)

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr) with the filing dates given below:

January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 9, 2019, April 9, 2019, July 9, 2019, October 8, 2019, January 8, 2020, February 10, 2020, March 11, 2020, April 7, 2020, May 8, 2020, June 3, 2020, July 7, 2020, August 6, 2020, September 7, 2020, and October 8, 2020)

B. POSCO’s Merger, Acquisition and Handover of Businesses

(1)	March 2016 : Small scale merger of POSHIMETAL Co., Ltd into POSCO

(2)	May 2016 : Small scale merger of POSCO Green Gas Technology into POSCO

(3)	January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(4)	September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

6

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

[None]

4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2020)
Authorized Shares	Issued Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of September 30, 2020)
Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance
Direct	Common	7,071,194	—	—	—	7,071,194
Trust Contract	Stock	—	1,675,079	—	—	1,675,079

Total		7,071,194	1,675,079	—	—	8,746,273

5. Voting Rights

		(As of September 30, 2020)
Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	87,186,835	—
(2) Shares without Voting Rights	8,746,273	Treasury stock and trust holding
(3) Shares with Voting Rights	78,440,562	—

7

6. Earnings and Dividends

			(In millions of KRW)
	2020.3Q	2019	2018
(Consolidated) Profit*	901,132	1,835,087	1,690,612
(Separate) Profit	640,476	1,175,712	1,072,592
Earnings per Share (Consolidated, KRW)	11,232	22,823	20,911
Cash Dividend Paid	277,722	801,156	800,009
Pay-out Ratio (Consolidated, %)	30.8	43.7	47.3
Dividend per Share (KRW)	3,500	10,000	10,000
Dividend Yield (%)	1.8	4.1	4.1

*	(Consolidated) Profit : Profit attributable to owners of the controlling company

7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO for the last 6 months are as follows.

A. The Korean Stock Market

					(KRW/share, In thousands of shares)
		April 2020	May 2020	June 2020	July 2020	August 2020	September 2020
Common share	Highest Price	201,500	184,500	203,000	202,000	210,500	196,000
	Lowest Price	155,000	168,000	174,000	178,500	184,500	185,000
	Average Price	171,200	175,763	188,614	189,522	198,075	189,690
Trading volume	Daily highest	994	899	1,149	810	656	953
	Daily lowest	99	245	205	189	196	200
	Monthly	10,230	9,060	9,582	8,143	7,123	7,250

8

B. New York Stock Exchange

					(USD/ADS*, In thousands of ADS*)
		April 2020	May 2020	June 2020	July 2020	August 2020	September 2020
American Depositary Share (ADS)	Highest Price	38.6	37.4	42.6	42.1	44.1	42.1
	Lowest Price	31.1	34.3	37.0	37.4	39.1	38.3
	Average Price	34.8	35.9	39.1	39.5	41.8	40.0
Trading volume	Daily highest	375.3	532.9	421.0	295.9	196.2	419.4
	Daily lowest	129.0	91.9	106.6	102.6	74.3	88.2
	Monthly	5,268	4,166	4,902	4,045	2,750	4,142

*	ADS : American Depositary Share representing one-fourth of one share of Common Stock

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Segment	2020.3Q		2019		2018
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	20,915,217	690,310	32,078,453	2,786,517	32,358,009	4,536,318
Trading	14,520,691	325,247	22,157,131	542,724	22,407,717	383,934
Engineering & Construction	4,917,113	297,004	6,944,629	338,865	6,769,410	411,489
Others	2,175,564	227,114	3,186,635	200,749	3,442,641	210,859

Total	42,528,585	1,539,675	64,366,848	3,868,855	64,977,777	5,542,600

2. Business Status of Segments

A. Steel

(1) Summary of Business

There are 69 consolidated companies in the steel segment, including 4 domestic companies including POSCO and POSCO C&C, and 65 overseas companies including POSCO (Zhangjiagang) Stainless Co., Ltd. in China and overseas processing centers. POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works. POSCO C&C is a company specializing in manufacturing surface-treated steel products, POSCO (Zhangjiagang) Stainless Co., Ltd., is a stainless steel sheet manufacturer and seller, and there are other overseas processing centers that process and sell steel materials.

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The steel industry is a fundamental industry that has taken pivotal roles in the national economic development since the 1970s by supplying basic steel materials to demanding industries such as automobiles, shipbuilding, home appliances, construction, etc. The steel industry is a capital and technology-intensive industry that requires enormous initial investments.

The Korean steel market is tariff-free, and especially within the Northeast Asian region, there is little difference in logistics costs among Korea, China and Japan, so it can be viewed as an open market.

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing, the company is continuously increasing purchases through raw material development investments by acquiring shares of overseas raw materials companies.

Environmental regulations for the steel industry are being strengthened. To protect the environment, POSCO has continuously invested in environmental facilities and has been actively responding to future environmental changes such as low-carbon and green growth by commercializing the world’s first eco-friendly steel manufacturing method, FINEX and so on.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 54% of total sales and export sales are around 46%, and by export region, the proportion of China, Southeast Asia, and Japan is high, in the first half of 2020. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

The company will focus on the following management activities:

First, in the steel business, the company will operate flexible production and sales system that can minimize the impact of production cuts along with extreme cost reduction. Second, the POSCO Group businesses will pursue continuous business evolution and focus on core businesses. Third, the company will endeavor to create symbiotic values, the core of realizing the corporate citizenship management philosophy. Fourth, the company will create safe and pleasant workplaces and maintain sound labor-management culture to realize higher labor productivity compared to competitors.

(2) Market Share

					(Millions of Tons, %)
Category	2020.3Q		2019		2018
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	49.6	100	71.4	100	72.5	100
POSCO	26.4	53.1	38.0	53.2	37.7	52.0
Others	23.2	46.9	33.4	46.7	34.8	48.0

Source: World Steel Association (www.worldsteel.org)

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B. Trading

(1) Market Share

		(Millions of US Dollars)
Category	2020.3Q	2019.3Q	Growth rate
All Trading Companies in Korea	370,969	405,875	-8.6%
POSCO International Corp.	3,949	4,989	-19.4%

Source: Korea International Trade Association

(2) Summary of Businesses

POSCO International and its consolidated subsidiaries engage in three major businesses; trading, energy and others. In addition, POSCO International maintains a global network of over 100 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has been actively developing and expanding new businesses in fields such as agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure.

C. Engineering & Construction

POSCO E&C engages in primarily 4 businesses: construction, energy, civil engineering and plant.

In the construction business, based on its know-how in the construction of skyscrapers and commercial complexes, POSCO E&C involves in a new city and private complex development projects. In the energy business, it involves in various power generation plant projects including renewable energy projects. The civil engineering business is about constructing expressways, railroads and bridges. Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

D. Others

(1) POSCO ENERGY

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power.

12

(2) POSCO ICT

Based on the competitiveness in ICT, POSCO ICT has expanded Smart Factory and provided IT solutions to POSCO and POSCO subsidiaries. POSCO ICT has expanded Smart Factory based on the world’s first continuous process platform “PosFrame” and next-generation production optimization system “MES 3.0”. POSCO ICT has been actively applying smart technology for strategic businesses in manufacturing, logistics, trade, and energy sectors, such as building MES at the POSCO CHEMICAL’s anode and cathode material factory, spreading the Smart Management of POSCO International, and spreading the Intelligent Power Plant of POSCO Energy in order to promote the digital transformation of POSCO subsidiaries and other businesses.

(3) POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In the quicklime & chemical business, POSCO CHEMICAL produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary cells: cathode, anode, electrolyte and separation membrane. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

(4) POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. In addition, aluminum deoxidizers engage in primarily 3 types : Pellet, Mini-Pellet and Ingot. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets.

13

3. Key Products

A. Sales of Key Products (2020.3Q)

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	55,904	17.36
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	100,164	31.10
	Stainless Steel Products	Tableware, pipes, etc.	70,299	21.82
	Others	Plates, Wire rods, etc.	95,741	29.72
	Gross Sum		322,108	100.00
	Deduction of Internal Trade		(112,956)

	Sub Total		209,152

Trading	Steel, Metal		175,147	73.19
	Chemical, Strategic Item, Energy		23,561	9.85
	Others		40,601	16.97
	Gross Sum		239,309	100.00
	Deduction of Internal Trade		(94,102)

	Sub Total		145,207

Engineering & Construction	Domestic Construction	Architecture	32,427	57.61
		Plant	9,665	17.17
		Civil Engineering	4,253	7.56
		Others	—	0.00
	Overseas Construction		4,884	8.68
	Owned Construction		3,311	5.88
	Others		1,744	3.10
	Gross Sum		56,283	100.00
	Deduction of Internal Trade		(7,112)

	Sub Total		49,171

Others	Electricity Sales, etc.		41,080
	Deduction of Internal Trade		(19,324)

	Sub Total		21,756

Total Sum			425,286

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B. Price Movement Trends of Key Products

			(In thousands of KRW/ Tons, KRW/kWh)
Business Area	Products	2020.3Q	2019	2018
Steel	Hot-rolled Product (HR)	616	695	707
	Cold-rolled Product (CR)	756	800	807
Others	Electric Power	78	94	100
	Refractory	978	1,073	1,073
	Lime	106	111	108

Trade and Engineering & Construction businesses are not reflected on the table above due to difficulties in measuring the price movement trend.

[Steel]

(1) Criteria for Calculation

(a) Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Since 2016, prices have continued to rise, but after a slight decline in 2019 as the domestic and overseas demand industry worsened, prices fell sharply due to COVID-19 in 2020.

[Others]

(1) Criteria for Calculation

(a) Electric Power = Price of electric power / Total amount of power generated

(b) Refractory and lime: Average sales price including freight cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Remarks
Steel	Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	77,206 (60.6)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	22,893 (18.0)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	27,325 (21.4)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,843 (20.5)
		Steel Reinforcement	Strengthening Concrete	1,468 (16.3)
		Cable	Electricity Transfer	169 (1.9)
		Steel Pile	Foundation of Structure	190 (2.1)
		Others	Construction of Pipe and Structure etc.	5,322 (59.2)
Others	Raw Materials	LNG	Material for Power Generation	6,827 (52.0)
		Limestone	Production of Lime	648 (4.9)
		Others	Engineering business etc.	5,666 (43.1)

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B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2020.3Q	2019	2018
Steel	Iron Ore(per ton)	112	102	76
	Coal(per ton)	155	207	228
	Scrap Iron(per ton)	327	347	395
	Nickel(per ton)	15,666	16,148	15,074
Engineering & Construction	Ready-mixed Concrete (per m3)	63	63	63
	Steel Pile (per m)	102	136	146
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
Others	LNG (per ton)	515	668	768
	Lime (per ton)	19	20	19

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[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

										(In US Dollars/ Tons)
	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q
Trend of International Benchmark Price (Free On Board, “FOB”)	110	88	83	80	92	94	77	64	57	58	68	57

(2) Coal

										(In US Dollars/ Tons)
	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q
Trend of International Benchmark Price (FOB)	115	118	155	140	161	203	206	221	188	190	229	204

(3) Scrap Iron

										(In US Dollars/ Tons)
	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q
Trend of Purchase Price (Cost and Freight, “CFR”)	289	254	274	270	290	312	325	343	350	364	379	344

(4) Nickel

	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 6.45 /lb USD 14,210/ton	USD 5.54 /lb USD 12,215/ton	USD 5.77 /lb USD 12,723/ton	USD 7.01 /lb USD 15,450/ton	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton	USD 6.02 /lb USD 13,276/ton	USD 5.25/lb USD 11,584/ton

LME : London Metal Exchange

18

[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602

Steel Reinforcement	High Tensile Deformed Bar SD400 D10mm

Cable	TFR-3, 0.6/1KV, 2.5SQ, 2core

[Others]

(1) Criteria for Calculation

<POSCO ENERGY>

LNG: The average price between LNG purchased from Korea Gas Corporation and LNG purchased directly from foreign suppliers

<POSCO CHEMICAL>

Refractory and lime: Purchase prices including freight costs

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2020.3Q	2019	2018
Steel	Crude Steel	33,942	47,534	47,590

[Others]

	(Electric Power: MW/year, Lime: Thousands of Tons/year)
Business Area	Products		2020.3Q	2019	2018
Power Generation	Electric Power	Incheon	3,412	3,412	3,412
		Gwangyang	—	284	284
		Pohang	—	290	290
Lime	Lime		1,644	2,190	2,190

*	Lime production capacity is based on the 3rd quarter of 2020.

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2020.3Q	2019	2018
Crude Steel		29,839	42,948	42,867
Products	Hot-Rolled Steel	6,763	8,739	8,716
	Plate	5,272	7,191	7,432
	Wire Rod	1,953	2,756	2,867
	Pickled-Oiled Steel	1,712	2,967	2,946
	Cold-Rolled Products	5,020	7,416	8,551
	Coated Steel	4,587	6,526	7,163
	Electrical Steel	632	819	1,078
	Stainless Steel	2,942	3,850	3,978
	Others	3,444	5,761	5,903

	Total	32,326	46,025	48,634

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

20

(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	30,454	26,356	86.5
	POSCO (Zhangjiagang) Stainless Co., Ltd.	825	749	90.8
	PT.KRAKATAU POSCO	2,250	2,351	104.5
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Former, SS VINA JOINT STOCK COMPANY)	413	383	92.7

	Total	33,942	29,839	87.9

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, formerly SS VINA JOINT STOCK COMPANY, had a production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2020.3Q	2019	2018
Power Generation	Electric Power	9,831	15,928	15,297
Lime	Lime	1,723	2,542	2,511

(2) Capacity Utilization Rate

		(Hour, %)
Business Area	Products	2020.3Q Capacity	2020.3Q Production	Utilization Rate
Power Generation	Incheon Power Plant	6,576	3,891	59.2%

		(Thousands of Tons, %)
Business Area	Products	Capacity	Production	Utilization Rate
Lime	Lime	1,644	1,723	105

21

C. Production Facilities

(1) The current status of production facilities

[Land]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,900,252	147,249	(7)	—	2,047,494
Trade	171,177	877	(120,934)	—	51,120
Engineering & Construction	25,528	912	(181)	—	26,259
Others	429,102	17,240	(2,010)	—	444,332

[Buildings]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,312,799	282,245	(24,231)	(212,670)	3,358,143
Trade	477,497	9,125	(81,122)	(9,537)	395,963
Engineering & Construction	72,102	2,314	—	(1,888)	72,528
Others	353,056	128,506	(20,603)	(16,395)	444,564

[Structures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,418,025	126,056	(11,730)	(146,030)	2,386,321
Trade	22,484	465	(20,503)	(241)	2,205
Engineering & Construction	13,175	386	(7,531)	(1,176)	4,854
Others	450,822	163,408	(2,592)	(22,112)	589,526

[Machinery and Equipments]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	15,309,982	1,858,853	(298,986)	(1,602,668)	15,267,181
Trade	398,184	8,990	(114,165)	(22,623)	270,386
Engineering & Construction	5,267	3,671	(3,028)	(872)	5,038
Others	1,504,831	371,203	(22,350)	(88,288)	1,765,396

22

[Vehicles]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	20,095	8,698	(3,330)	(6,239)	19,224
Trade	5,852	2,858	(1,526)	(1,263)	5,921
Engineering & Construction	783	1,772	(1,016)	(1,315)	224
Others	5,555	6,178	(1,955)	(1,877)	7,901

[Tools and Fixtures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	48,984	32,698	(9,434)	(17,682)	54,566
Trade	11,647	1,829	(10,313)	(1,683)	1,480
Engineering & Construction	599	983	(293)	(247)	1,042
Others	9,521	7,085	(1,736)	(3,196)	11,674

[Equipment]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	64,739	29,026	(11,164)	(15,209)	67,392
Trade	30,675	3,505	(2,240)	(7,036)	24,904
Engineering & Construction	4,055	3,421	(2,753)	(1,634)	3,089
Others	30,663	12,683	(8,445)	(4,487)	30,414

[Financial Lease Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	417,805	171,518	(2,899)	(62,073)	524,351
Trade	81,002	71,469	(15,537)	(26,889)	110,045
Engineering & Construction	216,170	67,670	(35,327)	(32,189)	216,324
Others	59,605	20,612	(3,730)	(25,044)	51,443

23

[Biological Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	124,193	40,405	(7,898)	(5,812)	150,888
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,436,769	1,772,350	(1,915,425)	(12,811)	1,280,883
Trade	105,280	23,777	(68,739)	—	60,318
Engineering & Construction	23,060	45	(1,198)	—	21,907
Others	364,638	174,554	(463,647)	—	75,545

24

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June 2011 ~ December 2023	P) Establishment of by-product gas Power Plant P) Establishment of #6 Coke plant	14,989	3,001	11,988
		February 2017 ~ July 2022	G) The renovation of #3 furnace P) Establishment of coal storage (Silo)	18,097	8,937	9,160

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

Investments over KRW 10 billion are listed on the table.

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Establishment/Expansion	January 2020 ~ December 2020	Expansion of SM server	316	70	246
		January 2020 ~ December 2020	System improvement, IT facility purchase, etc.	182	49	133
POSCO CHEMICAL	Establishment/Expansion	November 2018 ~ November 2020	Expansion of production lines in #2 anode material factory	1,605	1,594	11
	Establishment/Expansion	November 2019 ~ November 2021	The 2nd stage of production line up expansion in #2 anode material factory	1,657	231	1,426
	Establishment/Expansion	July 2020 ~ November 2022	The 3rd stage of cathode material factory in Gwangyang	2,895	61	2,834
	Establishment/Expansion	February 2020 ~ May 2024	Establishment of artificial graphite anode factory	2,177	11	2,166
	Establishment/Expansion	November 2019 ~ October 2021	Renovation of refractory factory for production increase	483	87	396
POSCO Energy	Establishment/Expansion	March 2020 ~ December 2021	Expansion of evaporator for Gwangyang LNG Terminal	360	2	358

Investments over KRW 10 billion are listed on the table as of September 30, 2020.

25

6. Product Sales

[Steel]				(In hundred millions of KRW)
Items		2020.3Q	2019	2018
Domestic	Hot-Rolled Products	27,537	42,605	48,879
	Cold-Rolled Products	27,112	39,716	39,901
	Stainless Steel	16,904	21,167	21,281
	Others	46,598	77,026	77,230
Export	Hot-Rolled Products	28,366	41,064	35,231
	Cold-Rolled Products	73,052	125,658	124,449
	Stainless Steel	53,395	80,181	79,931
	Others	49,144	70,667	77,310
Total	Gross Sum	322,108	498,084	504,212
	Internal Transaction	(112,956)	(177,299)	(180,632)

	Total	209,152	320,785	323,580

[Trading]				(In hundred millions of KRW)
Items		2020.3Q	2019	2018
Domestic	Merchandise	24,569	29,315	33,706
	Product	1,826	5,120	4,702
	Others	202	1,101	1,483
Export	Merchandise	48,218	69,347	87,124
	Product	455	205	768
	Others	1	638	736
Trades among the 3 countries		164,038	270,522	254,670
Gross Sum		239,309	376,247	383,189
Internal Transaction		(94,102)	(154,677)	(159,112)

Total		145,207	221,571	224,077

26

[Engineering & Construction]			(In hundred millions of KRW)
Items		2020.3Q	2019	2018
Domestic	Building	32,427	44,681	37,363
	Plant	9,665	10,953	10,238
	Civil Engineering	4,253	6,098	5,129
	Others	—	—	337
Overseas		4,884	7,190	9,471
Own Construction		3,343	5,712	7,568
Other Subsidiary company sales		1,713	2,248	3,101
Gross Sum		56,283	76,880	73,207
Internal Transaction		(7,112)	(7,434)	(5,513)

Total		49,171	69,446	67,694

[Others]			(In hundred millions of KRW)
Items		2020.3Q	2019	2018
Electric Power Sales		21,756	31,866	34,427

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans.

As of September 30, 2020, we assessed the fair value of our forward exchange contracts to be USD 0.7 billion (expiring October 2020), USD 0.55 billion (expiring April 2021), and a currency swap contracts to be USD 0.5 billion(expiring August 2023), USD 0.5 billion(expiring July 2024), USD 0.5 billion(expiring November 2022), USD 0.5 billion(expiring January 2023), USD 0.44 billion(expiring January 2025), and EUR 0.5 billion(expiring January 2024).

We recognized KRW 33,955 million of gain on valuations of forward exchange contracts. Also, we recognized KRW 119,749 million of valuation gain on currency swap contracts. The transaction gain of currency swap contracts is KRW 6,564 million.

27

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger with POSHIMETAL Co.,Ltd.	December 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds 100% a stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger: May 16, 2016

	JV Agreement for construction of steel mills for cold rolled steel products and plated steel products	April 2016

1) Purpose: Expansion of sales of automotive steel in Southwest province of China

2) Information: POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

3) Execution of JV Agreements: April 6, 2016

4) Termination JV Agreements: September, 2017

5) Liquidation of Steel mills set off: November 13, 2017

6) Completion of liquidation: June 28, 2018

	Small scale merger of POSCO Processing & Service	August 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO Processing & Service(POSCO P&S) is merged into POSCO

•  The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

•  POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April 2019

1) Purpose: To increase operational efficiency

2) Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

•  The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3) Conclusion of a contract: April 16, 2019

4) Date of merger: September 1, 2019

5) Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April 2019

1) Business transferee: POSCO ENERGY

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

28

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June 2018

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

•  In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  KOGAS(Korea Gas Corporation): 8.5%

•  Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

•  Detailed information and future timeline on this resource development investment is subject to change.

Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO International merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

	Split-off of Domestic steel processing businesses	October 2019

1) Purpose : To specialize in steel processing business by splitting-off business division

2) Method : Split-off

3) Resolution date of Board of Directors : October 25, 2019

4) Shareholders’ meeting for approval : March 30, 2020

5) Date of Split-off : March 31, 2020

6) Registration date of Split-off : April 3, 2020

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February 2019

1) Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2) Information: POSCO O&M merges with Blue O&M and MegaAsset

3) Date of merger: February 1, 2019

4) Registration of merger: February 11, 2019

29

POSCO ENERGY	Contract of Shares Transfer	July 2018

1) Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

2) Signed Date: July, August, 2018

3) Contract Amount : KRW 343,706 million

4) Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares

	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April 2019

1) Contract counterpart: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of merger: September 1, 2019

4) Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5) Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April 2019

1) Business transferor: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

	Merger	May 2020

1) Contract counterpart : PSC Energy Global Co., Ltd.

2) Signed date : May 26, 2020

3) Date of merger : August 1, 2020

4) Merger ratio : 1.0000000 : 0.0000000

5) Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned subsidiary of POSCO ENERGY

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Former, SS VINA JOINT STOCK COMPANY	Joint stock contract with YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose: To improve business structure by collaborating with leading company in section steels

2) Information: POSCO’s 100% share of POSCO SS VINA changes to 51% YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.

3) Conclusion of a contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

30

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Steel Production and Technology Strategy Office
Safety & Environmental Planning Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	POSCO (Zhangjiagang) Stainless Co., Ltd.	R&D Center
Trading	POSCO SPS	Molding R&D Center
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	R&D Center
Others	POSCO ENERGY Co,. LTD	Renewable Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
	POSCO M-TECH	R&D Center

B. R&D Expenses in 2020.3Q (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	53,454	55	2,978	22,144	78,631
Manufacturing Cost	253,454	45	757	104	254,360
R&D Cost (Intangible Assets)	20,720	—	—	649	21,369
Total*	327,628	100	3,735	22,897	354,360
Government Subsidy	—	—	277	—	277
R&D/Sales Ratio (%)	1.57	0.00	0.08	1.0%	0.83

*	Total includes government subsidy.

31

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2020.3Q	2019	2018
	As of September 30, 2020	As of December 31, 2019	As of December 31, 2018
[Total current assets]	38,248,904	34,842,374	33,651,002
Cash and cash equivalents	6,769,118	3,514,872	2,643,865
Other receivables, net	1,522,021	1,581,517	1,385,629
Other short-term financial assets	11,239,316	8,996,049	8,081,096
Trade accounts and notes receivable, net	8,893,533	9,078,351	9,282,609
Inventories	9,020,668	10,920,320	11,499,928
Other current assets	804,248	751,265	757,875
[Total non-current assets]	43,842,342	44,216,287	44,597,263
Other receivables, net	1,203,646	1,140,878	863,240
Other long-term financial assets	1,563,582	1,669,389	1,647,898
Investments in associates and joint ventures	4,001,129	3,927,755	3,650,003
Property, plant and equipment, net	29,850,845	29,925,973	30,018,273
Intangible assets, net	4,722,656	4,908,473	5,170,825
Other non-current assets	2,500,484	2,643,819	3,247,024
Total assets	82,091,246	79,058,661	78,248,265
[Total current liabilities]	18,411,626	16,323,690	18,937,985
[Total non-current liabilities]	15,889,220	14,940,264	12,550,729
Total liabilities	34,300,846	31,263,954	31,488,714
[Equity attributable to owners of the controlling company]	44,436,804	44,471,873	43,371,260
Share capital	482,403	482,403	482,403
Capital surplus	1,316,364	1,376,251	1,410,551
Hybrid bonds	199,384	199,384	199,384
Retained earnings	45,476,229	45,080,118	44,216,018
Other equity attributable to owners of the controlling company	(3,037,576)	(2,666,283)	(2,937,096)
[Non-controlling Interests]	3,353,596	3,322,834	3,388,291
Total equity	47,790,400	47,794,707	46,759,551

32

	From January 2020 to September 2020	From January 2019 to December 2019	From January 2018 to December 2018
Revenue	42,528,585	64,366,848	64,977,777
Operating profit	1,539,675	3,868,855	5,542,600
Profit	1,053,572	1,982,637	1,892,064
[Profit attributable to owners of the controlling company]	901,132	1,835,086	1,690,612
[Profit attributable to non-controlling interests]	152,440	147,551	201,452
Total comprehensive Income	1,003,856	2,129,105	1,463,535
[Total comprehensive income attributable to owners of the controlling company]	849,730	1,997,731	1,271,495
[Total comprehensive income attributable to non-controlling interests]	154,126	131,374	192,040
Earnings per share(KRW)	11,232	22,823	20,911
Number of Consolidated Companies	167	164	173

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of September 30, 2020, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the nine-month period ended September 30, 2020, and Notes

33

2. Separate Financial Statements

A. Summary

			(In millions of KRW)
Account	2020.3Q	2019	2018
	As of September 30, 2020	As of December 31, 2019	As of December 31, 2018
[Total current assets]	20,873,341	18,216,066	16,796,400
Cash and Cash equivalents	2,986,906	978,139	259,219
Trade accounts and notes receivable, net	3,686,876	3,987,041	3,968,372
Other receivables, net	275,300	321,352	206,432
Other short-term financial assets	9,995,881	7,858,979	7,025,143
Inventories	3,852,919	4,988,530	5,288,009
Other current assets	75,459	82,025	49,225
[Total non-current assets]	37,452,398	37,494,700	37,329,580
Other receivables, net	92,904	56,468	57,767
Other long-term financial assets	1,124,502	1,257,896	1,176,757
Investments in Subsidiaries, associates, and joint ventures	15,212,632	15,069,857	15,121,339
Property, plant and equipment, net	20,085,560	20,132,199	20,154,334
Intangible assets, net	667,804	708,915	645,222
Other non-current assets	268,996	269,365	174,161
Total assets	58,325,739	55,710,766	54,125,980
[Total current liabilities]	5,646,184	3,331,446	3,895,973
[Total non-current Liabilities]	7,310,016	6,765,135	4,957,905
Total liabilities	12,956,200	10,096,581	8,853,878
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,339,289	1,252,220	1,154,775
[Hybrid bonds]	199,384	199,384	199,384
[Retained earnings]	45,521,725	45,372,411	45,175,459
[Other equity]	(2,173,262)	(1,692,233)	(1,739,919)
Total equity	45,369,539	45,614,185	45,272,102

34

Account	2020.3Q	2019	2018
	From January 2020 to September 2020	From January 2019 to December 2019	From January 2018 to December 2018
Revenue	19,432,566	30,373,511	30,659,425
Operating profit	611,499	2,586,359	3,809,376
Profit	640,476	1,175,712	1,072,592
Earnings per share(KRW)	7,965	14,592	13,186

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of September 30, 2020, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the nine-month period ended September 30, 2020, and Notes.

35

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of five inside directors (Choi, Jeong-Woo, Chang, In-Hwa, Chon, Jung-Son, Kim, Hag-Dong and Jeong, Tak) and seven outside directors (Chung, Moon-Ki, Bahk, Byong-Won, Kim, Joo-Hyun, Kim, Shin-Bae, Chang, Seung-Wha, Kim, Sung-Jin and Pahk, Heui-Jae).

The Board of Directors manages the following five Special Committees:

(a)	Director Candidate Recommendation and Management Committee

(b)	Evaluation and Compensation Committee

(c)	Finance and Related Party Transactions Committee

(d)	Audit Committee

(e)	Executive Management Committee

Composition of the Special Committees under the BoD and their Functions(as of November 16, 2020)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors, 1 Inside Director	Kim, Joo-Hyun (Chairman) Bahk, Byong-Won Pahk, Heui-Jae Chon, Jung-Son

•  Qualification review of Outside Director candidates and recommendation to the general meeting of shareholders

•  Preliminary review and qualification review of Inside Director candidates

•  Preliminary deliberation on appointment of members of Special Committees

•  Pre-deliberation of the appointment of Representative Directors other than the CEO and the Representative Director

•  Operation of Outside Director Candidate Recommendation Advisory Panel

•  Other matters necessary for recommending candidates for Outside Directors

•  Agenda development and establishment of operating standards of the BoD and Special Committees

•  Pre-deliberation on revision or repeal of the Board of Directors Regulations

•  Pre-deliberation of the composition and operation of the Special Committees under the BoD

36

Evaluation and Compensation Committee	4 Outside Directors	Kim, Shin-Bae (Chairman) Kim, Joo-Hyun Chang, Seung-Wha Kim, Sung-Jin

•  Establishment of management succession and management training plan

•  Establishment and execution of management evaluation and compensation plan

•  Pre-deliberation on remuneration and retirement allowance of Directors

Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Sung-Jin (Chairman) Kim, Shin-Bae Chang, Seung-Wha Chang, In-Hwa

•  Developing policies for the company’s internal values and financial soundness

•  Prior deliberation in case of filing in, KRW 100 billion or more, litigation or arbitration, responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions.

•  External Investments

•  Pre-deliberation on business units other than steel in terms of new external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

•  Approval of new external investments on business units other than steel in terms of capital increase or investment shares disposal of invested companies (From KRW 10 billion to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

•  Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and pre-deliberation of donation over KRW 1 billion

•  Deliberation and resolution of bonds issuance or important borrowings (Including borrowings for refunding over KRW 100 billion)

•  Pre-deliberation of bonds issuance or important borrowings (New long-term borrowings over KRW 100 billion)

•  Deliberation and resolution on collateral provision of non-current assets

•  Deliberation and resolution on debt acquisition of invested company such as security and guarantee (Excludes when the debt is in relation to steel investment)

•  Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

•  Review of internal transaction-related problems and improvement measures

•  Pre-deliberation of internal transaction (Amount KRW 100 billion or more)

•  Deliberation and resolution of internal transaction (Amount from KRW 5 billion to less than KRW 100 billion)

•  Appointment of Fair Trade Compliance Manager

37

Audit Committee	3 Outside Directors	Bahk, Byong-Won (Chairman) Chung, Moon-Ki Pahk, Heui-Jae

•  Setting the work scope of the committee

•  Matters that the BoD or Representative Directors delegated

•  Request for Extraordinary general meeting of shareholders

•  Consulting of external experts

•  Audit of the legitimacy of management’s business execution

•  Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

•  Review the validity of important accounting standards or changes in accounting estimates

•  Evaluation of the operation status of the internal accounting management system

•  Evaluation of the internal control system

•  Agreement on appointment or dismissal of internal audit department representative

•  Contract for appointment, remuneration and non-audit services of independent auditors

•  Evaluation of independent auditors’ audit activities

•  Report internal audit department’s annual audit plan and results

•  Report on the evaluation results of the company’s ethical compliance

•  An independent auditor reports on important facts of the company’s Directors’ misconduct or violation of laws or Articles of Incorporation

•  Report that independent auditors have violated the company’s accounting standards

•  Other matters deemed necessary by each committee member

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Chang, In—Hwa Chon, Jung-Son Kim, Hag-Dong Jeong, Tak

•  Business

•  Position system, important matters related to human resource development and coordination

•  Important matters about changing the work system and welfare

•  New establishment plan for chair-professor

•  Housing Policy Establishment (Housing fund support standard and plan for housing construction)

•  Decision on closure of shareholders’ registry

•  Finance

•  Preliminary review on in-house investment plan (New establishment or expansion investment of KRW 200 billion or more)

•  Approval on in-house investment plan New establishment or expansion investment from KRW 10 billion to less than KRW 200 billion. Investment of KRW 10 billion or more other than new establishment or expansion (Amount of KRW 5 billion or more for investment in the ordinary course of business)

•  Pre-deliberation on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (KRW 100 billion or more. Investment or capital increase amount includes borrowings and liabilities that the company takes)

•  Approval on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (Amount from KRW 10 billion to less than KRW 100 billion. Investment or capital increase amount includes borrowings and liabilities that the company takes)

•  Acquisition or disposal of tangible, intangible, fixed or important investment assets from KRW 10 billion to less than KRW 200 billion

•  Technology application of over USD 1 million and technology sales contract approval

•  Acquisition of debt such as guarantees for invested company’s collateral involving steel investments

•  Other matters that the Chairman deems necessary or deemed necessary by each committee member

38

(2)	List of Outside Directors (As of September 30, 2020)

Name	Experience	Relation with Majority Shareholder	Remarks
Chung, Moon-Ki

•  Professor in Accounting, Sungkyunkwan University (2016~Present)

•  Partner and Chief Quality Officer, Samil PwC (1981~2012)

•  Committee Member, Accounting Review Committee of Financial Supervisory Service

•  Ph.D. in Accounting, Sungkyunkwan University

		None	Chairman of the Board of Directors

Bahk, Byong-Won

•  Honorary Chairman of Korea Employers Federation (March 2018~Present)

•  Chairman of Korea Employers Federation (February 2015 ~ February 2018)

•  Chairman of The Korea Federation of Banks (November 2011 ~ November 2014)

•  Chairman & CEO Woori Financial Group (March 2007 ~ June 2008)

•  MA in Economics, University of Washington (1985)

None

Kim, Joo-Hyun

•  President & CEO, The Financial News (April 2017 ~ Present)

•  President, Future Korea Institute, Kookmin University (May 2016 ~ March 2017)

•  President & CEO, Hyundai Research Institute (January 2004 ~ April 2014)

•  Ph.D. in Department of Finance, College of Business, Arizona State University (1989)

None

Kim, Shin-Bae

•  Vice Chairman, SK Group (January 2010 ~ February 2013)

•  President, Korea IoT (Internet of Things) Association (March 2005 ~ March 2012)

•  President and CEO, SK Telecom (March 2004 ~ December 2008)

•  M.B.A., Wharton School, University of Pennsylvania (1985)

None

Chang, Seung-Wha

•  Dean of Seoul National University School of Law (June 2018 ~ Present)

•  Professor of Law, Seoul National University (1995 ~ Present)

•  World Trade Organization(WTO) as the Appellate Body Member (May 2012 ~ September 2016)

•  Member, International Chamber of Commerce(ICC) Court of Arbitration (2000 ~ 2013)

•  LL.M and Doctorate in International Trade Law from Harvard Law School (1994)

None

Kim, Sung-Jin

•  Adjunct Professor at Department of Economics, Seoul National University (2011 ~ Present)

•  Minister of Maritime Affairs and Fisheries (2006 ~ 2007)

•  Administrator of the Small and Medium Business Administration (2004 ~ 2006)

•  Ph.D. in Economics Kansas State University (1991)

None

Pahk, Heui-Jae

•  Professor in Mechanical & Aerospace Engineering, Seoul National University (March 1993 ~ Present)

•  Chairman of the Board, Korea Youth Foundation (May 2016 ~ Present)

•  Head of R&D Strategic Planning, Ministry of Trade, Industry and Energy (April 2013 ~ April 2016)

•  SNU Precision CEO (February 1998 ~ December 2016)

•  Ph.D in Mechanical Engineering, Seoul National University (1990)

None

39

(3)	List of Key Activities of the Board of Directors (January 1, 2020 ~ November 16, 2020)

No.	Date	Agenda	Approval
1	January 31

•  Deliberation Agenda

1. Approval of the 52nd financial statements and schedule for the general meeting of shareholders

•  Report Agenda

1. The progress on implementing resolution made by the Board of Directors for the fiscal year of 2019

2. Business performance of the fiscal year of 2019

3. Report on internal control over financial reporting

4. Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved

2	February 21	• Deliberation Agenda 1. Agendas for the 52nd general meeting of shareholders 2. Recommendation of inside director candidates (Candidates other than representative director CEO)	All 2 Cases Approved

3	March 27

•  Deliberation Agenda

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Designation of Representative Directors and presenting positions to Inside Directors

4. Donation to help organizations and institutions against COVID-19 virus

All 4 Cases Approved

4	April 10	• Deliberation Agenda 1. Decision on contract for share repurchase trust	All 1 Case Approved

5	May 8

•  Deliberation Agenda

1. Resolution on the 1st quarter dividend for the fiscal year of 2020

2. Transaction Plans with affiliates for the fiscal year of 2020

•  Report Agenda

1. The business performance of the first quarter of 2020

2. The progress and plan of venture platform

3. The performance and assessment of Board of Directors for 2019

4. Plan for POSCO Group logistics integration

All 2 Cases Approved

6	August 7

•  Deliberation Agenda

1. Resolution on the 2nd quarter dividend for the fiscal year of 2020

•  Report Agenda

1. The progress on implementing resolution made by the Board of Directors for the fiscal year of 2020

2. Business performance of the 2nd quarter of the fiscal year of 2020 and yearly outlook

3. Plans on climate change and climate report publication

4. Plan to build sculptures in Pohang Hwanho Park

All 1 Case Approved

7	November 6

•  Deliberation Agenda

1. Resolution on the 3rd quarter dividend for the fiscal year of 2020

2. Participation in POSCO CHEMICAL’s capital increase with consideration

3. Contribution to support for heavy rain damage recovery

4. Operation of the CEO Candidate Recommendation Committee

•  Report Agenda

1. Business performance of the 3rd quarter of 2020 and the yearly outlook

All 4 Cases Approved

40

Major Activities of Outside Directors on the Board of Directors (January 1, 2019 ~ November 16, 2020)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
1	January 31	7 (7)	—
2	February 21	7 (7)	—
3	March 27	6 (7)	Absence : Chung, Moon-Ki
4	April 10	6 (7)	Absence : Chung, Moon-Ki
5	May 8	7 (7)	—
6	August 7	7 (7)	—
7	November 6	7 (7)	—

(4) Special Committees under the BoD and Their Activities (From January 1, 2020 to November 16, 2020)

•	Major Activities of Director Candidate Recommendation Committee (January 1, 2020~March 27, 2020 before the Board of Directors meeting)

Date	Agenda	Approval
February 14 & 21, 2020	[Deliberation] Qualification Assessment and Recommendation of Outside Director Candidates	Approved
February 21, 2020	[Preliminary Review] Qualification Assessment of Inside Director Candidates	—
March 27, 2020	[Preliminary Review] 1. Appointment of the Special Committees Members 2. Appointment of the Representative Directors	— —

•	Major Activities of Evaluation and Compensation Committee (January 1, 2020~March 27, 2020 before the Board of Directors meeting)

Date	Agenda	Approval
January 22, 2020	[Deliberation Agenda] Evaluation of the business performance for the fiscal year of 2019	Approved

41

•	Major Activities of Finance and Related Party Transaction Committee (January 1, 2020~November 16, 2020)

Date	Agenda	Approval
January 31, 2020	1. Contribution to the Internal Labor Welfare Fund 2. Contribution to the Mutual Cooperation Fund 3. Donation to help organizations and institutions against COVID 19 virus	Approved Approved Approved
May 6, 2020	1. Payment guarantee plan for POSUK 2. Payment guarantee plan for POSCO-TCS	Approved Approved
May 6 & 8, 2020	Plan for POSCO Group logistics integration	Approved
August 6, 2020	[Deliberation] Venture fund investment to discover new growth business [Report] Fair Trade Compliance Program Performance and Plan	Approved —
November 5, 2020

[Preliminary Review]

Participation in POSCO CHEMICAL’s capital increase with consideration [Deliberation]

1. Partial disposal of shares due to listing of CM, a Brazilian invested company

2. Payment guarantee plan of POSCO-Maharashtra

3. Payment guarantee plan of POSCO ASSAN TST

4. Lease contract for the lime facilities

— Approved Approved Approved Approved

•	Major Activities of Executive Management Committee (January 1, 2020 ~ November 16, 2020)

Date	Agenda	Approval
January 22, 2020	[Preliminary Review] Establishment of #6 Cokes Oven in Pohang works	—
February 18, 2020	Establishment of #6 Cokes Oven in Pohang works	Approved
March 17, 2020	Capital increase for IJPC 3# factory in Indonesia	Approved
May 19, 2020	1. Construction of air pollutant measurement system in both steel works 2. Carbon credit trading plan 3. Gwangyang CEM plant suspension facility disposal	Approved Approved Approved
August 25, 2020	Gwangyang #4 blast furnace 2nd stage reparation	Approved
October 27, 2020	1. Replacement of the exhaust gas treatment facility on convert furnace in Gwangyang #2 steel-making factory 2. Mass production system establishment in Gwangyang #7CGL Al-HPF	Approved Approved

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Bahk, Byong-Won Chung, Moon-Ki Pahk, Heui-Jae	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

42

(2) Major Activities of the Audit Committee (January 1, 2020 ~ November 16, 2020)

Session	Date	Agenda	Approval
1	January 30

•  Deliberation Agenda

1. Assessment of internal control over financial reporting

2. Approval of audit and non-audit services for POSCO and subsidiaries

3. Assessment of the Audit Committee for the fiscal year of 2019

•  Report Agenda

1. Report of operation of internal control over financial reporting in 2019

2. The result of internal audit for the fiscal year of 2019 and audit plans for the fiscal year of 2020

3. The assessment on the executive and employees’ conformity to the code of ethics for the fiscal year of 2019

All 3 Cases Approved
2	February 20	• Deliberation Agenda 1. Approval of audit and non-audit services for POSCO’s subsidiaries abroad 2. Internal audit result for the 52nd term • Report Agenda 1. External audit result for the 52nd term	All 2 Cases Approved
3	February 21	Review of agenda for general meeting of shareholders	Approved

•	At the 52nd general meeting of shareholders held on March 27, 2020, due to Chang, Seung-Wha’s expiration of term in the Audit Committee, a new Audit Committee member, Pahk, Heui-Jae, was elected.

Session	Date	Agenda	Approval
4	April 24

•  Deliberation Agenda

1. Appointment of the chairman of the audit committee

•  Report Agenda

1. Consolidated internal control over financial reporting for the fiscal year of 2019

2. Assessment of the consolidated internal control over financial reporting for the fiscal year of 2019

3. Audit report of 20-F for the fiscal year of 2019

Approved
5	May 7

•  Deliberation Agenda

1. Approval of audit service contract on POSCO SPS

•  Report Agenda

1. Internal audit result on Consolidated financial statements of the 1st quarter of the fiscal year 2020

2. External review result on Consolidated financial statements of the 1st quarter of the fiscal year 2020

Approved
6	August 6

•  Deliberation Agenda

1. Approval on changes in the audit service contract for POSCO(Guangdong) Automotive Steel Co., Ltd.

•  Report Agenda

1. Plans to strengthen the operation of the internal accounting management system in 2020

2. Results of internal audit on consolidated financial statements for the 2nd quarter of 2020

3. Results of external review on consolidated financial statements for the 2nd quarter of 2020

4. Internal audit performance for the 1st half of 2020 and plans for the 2nd half of 2020

5. Audit activity evaluation results of the independent auditor for the year 2019

Approved

43

Session	Date	Agenda	Approval
7	November 5

•  Deliberation Agenda

1. Approval of POSCO audit service contract

•  Report Agenda

1. Internal audit result on Consolidated financial statements of the 3rd quarter of the fiscal year 2020

2. External review result on Consolidated financial statements of the 3rd quarter of the fiscal year 2020

Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1)	Directors’ and the Audit Committee members’ Salaries

				(In millions KRW)
Category	Total numbers	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	5,547	1,109		—
Outside Director	4	210	53	10,000	—
Members of the Audit Committee	3	157	53		—

44

Payment Period: January 1, 2020 ~ September 30, 2020

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Directors.

Average payment per person is calculated based on the paid amount to the current directors and Audit Committee members as of September 30, 2020.

45

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2020, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditors’ review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 12, 2020, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

November 13, 2020

This report is effective as of November 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	September 30, 2020		December 31, 2019
Assets
Cash and cash equivalents	21	~~W~~	6,769,118	3,514,872
Trade accounts and notes receivable, net	4,21,26,27,34		8,893,533	9,078,351
Other receivables, net	5,21,34		1,522,021	1,581,517
Other short-term financial assets	6,21		11,239,316	8,996,049
Inventories	7		9,020,668	10,920,320
Current income tax assets			65,701	45,930
Assets held for sale	8		33,165	74,158
Other current assets	14		705,382	631,177

Total current assets			38,248,904	34,842,374

Long-term trade accounts and notes receivable, net	4,21		105,500	198,785
Other receivables, net	5,21		1,203,646	1,140,879
Other long-term financial assets	6,21		1,563,582	1,669,389
Investments in associates and joint ventures	9		4,001,129	3,927,755
Investment property, net	11		872,824	878,227
Property, plant and equipment, net	12		29,850,845	29,925,973
Intangible assets, net	13		4,722,656	4,908,473
Defined benefit assets, net	19		8,252	4,280
Deferred tax assets			1,246,444	1,237,285
Other non-current assets	14		267,464	325,241

Total non-current assets			43,842,342	44,216,287

Total assets		~~W~~	82,091,246	79,058,661

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	September 30, 2020		December 31, 2019
Liabilities
Trade accounts and notes payable	21,34	~~W~~	3,269,505	3,422,922
Short-term borrowings and current installments of long-term borrowings	4,15,21		10,560,958	8,548,212
Other payables	16,21,34		1,780,673	1,879,508
Other short-term financial liabilities	17,21		97,993	77,827
Current income tax liabilities			386,092	396,616
Liabilities directly associated with the assets held for sale	8		—	8
Provisions	18,35		325,886	360,495
Other current liabilities	20,26,27		1,990,519	1,638,102

Total current liabilities			18,411,626	16,323,690

Long-term trade accounts and notes payable	21		26,561	20,067
Long-term borrowings, excluding current installments	15,21		13,021,040	11,893,401
Other payables	16,21		578,672	585,129
Other long-term financial liabilities	17,21		20,008	31,494
Defined benefit liabilities, net	19		267,577	181,011
Deferred tax liabilities			1,501,945	1,691,498
Long-term provisions	18,35		432,226	458,154
Other non-current liabilities	20,26		41,191	79,510

Total non-current liabilities			15,889,220	14,940,264

Total liabilities			34,300,846	31,263,954

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,316,364	1,376,251
Hybrid bonds	23		199,384	199,384
Reserves	24		(1,199,596)	(1,157,980)
Treasury shares	25		(1,837,980)	(1,508,303)
Retained earnings			45,476,228	45,080,117

Equity attributable to owners of the controlling company			44,436,803	44,471,872
Non-controlling interests	23		3,353,597	3,322,835

Total equity			47,790,400	47,794,707

Total liabilities and equity		~~W~~	82,091,246	79,058,661

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2020 and 2019

(Unaudited)

		For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won, except per share information)	Notes	2020		2019	2020	2019
Revenue	26,27,34,37	~~W~~	14,261,218	15,988,227	42,528,585	48,323,799
Cost of sales	7,27,31,34		(13,054,079)	(14,375,600)	(39,277,221)	(43,283,629)

Gross profit			1,207,139	1,612,627	3,251,364	5,040,170
Selling and administrative expenses	31,34
Reversal of (impairment loss) on trade accounts and notes receivable			15,560	5,944	(19,764)	13,942
Other administrative expenses	28		(466,257)	(490,770)	(1,399,864)	(1,473,389)
Selling expenses	28		(89,734)	(88,024)	(292,061)	(269,487)

Operating profit			666,708	1,039,777	1,539,675	3,311,236
Share of profit of equity-accounted investees, net	9		88,894	88,668	109,028	230,197
Finance income and costs	21,29
Finance income			341,431	602,717	1,871,524	1,629,594
Finance costs			(385,199)	(691,922)	(1,962,525)	(1,852,447)
Other non-operating income and expenses	34
Reversal of (impairment loss) on other receivables			18,224	(10,695)	17,437	(26,112)
Other non-operating income	30		66,268	114,913	233,172	272,281
Other non-operating expenses	30,31		(84,170)	(290,207)	(301,605)	(594,076)

Profit before income tax	37		712,156	853,251	1,506,706	2,970,673
Income tax expense	32,37		(198,110)	(356,441)	(453,134)	(1,013,999)

Profit			514,046	496,810	1,053,572	1,956,674
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		2,225	(7,269)	(427)	(28,150)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		11,495	(81,552)	(154,471)	(63,708)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(12,539)	32,091	69,157	104,929
Foreign currency translation differences			(29,387)	103,200	36,755	322,863
Gains or losses on valuation of derivatives	21		111	20	(730)	(81)

Other comprehensive income (loss), net of tax			(28,095)	46,490	(49,716)	335,853

Total comprehensive income		~~W~~	485,951	543,300	1,003,856	2,292,527

Profit attributable to:
Owners of the controlling company		~~W~~	465,457	430,875	901,132	1,784,414
Non-controlling interests			48,589	65,935	152,440	172,260

Profit		~~W~~	514,046	496,810	1,053,572	1,956,674

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	436,989	466,171	849,730	2,120,940
Non-controlling interests			48,962	77,129	154,126	171,587

Total comprehensive income		~~W~~	485,951	543,300	1,003,856	2,292,527

Basic and diluted earnings per share (in Won)	33		5,854	5,357	11,232	22,211

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2019	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551
Comprehensive income:
Profit		—	—	—	—	—	1,784,414	1,784,414	172,260	1,956,674
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(15,065)	(15,065)	(13,085)	(28,150)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	92,533	—	—	92,533	12,396	104,929
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(42,911)	—	(20,859)	(63,770)	62	(63,708)
Foreign currency translation differences, net of tax		—	—	—	322,905	—	—	322,905	(42)	322,863
Gains or losses on valuation of derivatives, net of tax		—	—	—	(77)	—	—	(77)	(4)	(81)

Total comprehensive income		—	—	—	372,450	—	1,748,490	2,120,940	171,587	2,292,527

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(60,274)	(460,280)
Interim dividends		—	—	—	—	—	(320,462)	(320,462)	—	(320,462)
Changes in subsidiaries		—	—	—	—	—	—	—	(874)	(874)
Changes in ownership interest in subsidiaries		—	(53,871)	—	—	—	—	(53,871)	(114,153)	(168,024)
Interest of hybrid bonds		—	—	—	—	—	(6,881)	(6,881)	(5,456)	(12,337)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	1,974	—	(37,422)	—	43,822	8,374	(7,293)	1,081

Total transactions with owners of the controlling company		—	(39,321)	—	(37,422)	24,425	(683,527)	(735,845)	(188,050)	(923,895)

Balance as of September 30, 2019	~~W~~	482,403	1,371,230	199,384	(1,069,340)	(1,508,303)	45,280,981	44,756,355	3,371,828	48,128,183

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2020	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707
Comprehensive income:
Profit		—	—	—	—	—	901,132	901,132	152,440	1,053,572
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(1,433)	(1,433)	1,006	(427)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	69,304	—	—	69,304	(147)	69,157
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(151,486)	—	(2,985)	(154,471)	—	(154,471)
Foreign currency translation differences, net of tax		—	—	—	35,888	—	—	35,888	867	36,755
Gains or losses on valuation of derivatives, net of tax		—	—	—	(690)	—	—	(690)	(40)	(730)

Total comprehensive income		—	—	—	(46,984)	—	896,714	849,730	154,126	1,003,856

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(60,517)	(380,979)
Interim dividends		—	—	—	—	—	(160,062)	(160,062)	—	(160,062)
Changes in subsidiaries		—	—	—	—	—	—	—	24,197	24,197
Changes in ownership interest in subsidiaries		—	(27,716)	—	—	—	—	(27,716)	166,744	139,028
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(6,906)	(6,906)	(5,496)	(12,402)
Acquisition of treasury shares		—	—	—	—	(329,677)	—	(329,677)	—	(329,677)
Others		—	1,410	—	5,368	—	(13,173)	(6,395)	(3,292)	(9,687)

Total transactions with owners of the controlling company		—	(59,887)	—	5,368	(329,677)	(500,603)	(884,799)	(123,364)	(1,008,163)

Balance as of September 30, 2020	~~W~~	482,403	1,316,364	199,384	(1,199,596)	(1,837,980)	45,476,228	44,436,803	3,353,597	47,790,400

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	September 30, 2020		September 30, 2019
Cash flows from operating activities
Profit		~~W~~	1,053,572	1,956,674
Adjustments for:
Depreciation			2,348,977	2,269,280
Amortization			336,624	316,947
Finance income			(848,936)	(842,951)
Finance costs			972,462	1,082,320
Income tax expense			453,134	1,013,999
Impairment loss on property, plant and equipment			21,684	194,688
Gain on disposal of property, plant and equipment			(9,542)	(21,929)
Loss on disposal of property, plant and equipment			105,440	61,222
Impairment loss on other intangible assets			1,225	125,696
Gain on disposal of investments in subsidiaries, associates and joint ventures			(43,421)	(20,750)
Loss on disposal of investments in subsidiaries, associates and joint ventures			13,659	5,867
Share of profit of equity-accounted investees			(109,028)	(230,197)
Impairment loss on assets held for sale			5,030	40,943
Expenses related to post-employment benefit			183,414	176,071
Impairment loss on trade and other receivables			2,327	12,170
Loss on valuation of inventories			65,575	80,988
Increase to provisions			33,787	98,109
Others, net			(28,398)	(67,187)

			3,504,013	4,295,286

Changes in operating assets and liabilities	36		2,023,340	(914,733)
Interest received			286,899	228,018
Interest paid			(463,028)	(547,833)
Dividends received			149,159	218,155
Income taxes paid			(566,782)	(1,295,222)

Net cash provided by operating activities		~~W~~	5,987,173	3,940,345

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	September 30, 2020		September 30, 2019
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(32,406,269)	(27,411,573)
Proceeds from disposal of short-term financial instruments			30,171,470	27,842,901
Increase in loans			(589,994)	(173,717)
Collection of loans			574,267	282,778
Acquisitions of securities			(436,237)	(377,942)
Proceeds from disposal of securities			478,633	171,793
Acquisitions of investment in associates and joint ventures			(103,176)	(101,609)
Proceeds from disposal of investment in associates and joint ventures			11,841	11,293
Acquisitions of investment property			(908)	(18,232)
Proceeds from disposal of investment property			250	1,106
Acquisitions of property, plant and equipment			(2,175,383)	(1,609,725)
Proceeds from disposal of property, plant and equipment			(28,412)	27,912
Acquisitions of intangible assets			(241,819)	(242,000)
Proceeds from disposal of intangible assets			74,966	13,256
Proceeds from disposal of assets held for sale			36,514	311
Collection of lease receivables			45,805	29,008
Payment for acquisition of business, net of cash acquired			—	(33,961)
Cash received from disposal of business, net of cash transferred			77,488	37,776
Others, net			(4,001)	12,969

Net cash used in investing activities			(4,514,965)	(1,537,656)

Cash flows from financing activities
Proceeds from borrowings			3,686,119	2,622,141
Repayment of borrowings			(1,648,402)	(2,458,779)
Proceeds from (repayment of) short-term borrowings, net			918,477	(1,466,477)
Capital contribution from non-controlling interests			165,934	23,582
Payment of cash dividends			(540,709)	(785,551)
Acquisition of treasury shares			(329,677)	—
Payment of interest of hybrid bonds			(12,407)	(12,362)
Repayment of lease liabilities			(150,822)	(107,703)
Repayment of redeemable convertible preferred shares			(278,581)	—
Others, net			(18,195)	(112,086)

Net cash provided by (used in) financing activities			1,791,737	(2,297,235)

Effect of exchange rate fluctuation on cash held			(10,073)	91,767

Net increase in cash and cash equivalents			3,253,872	197,221
Cash and cash equivalents at beginning of the period	8		3,515,246	2,643,865

Cash and cash equivalents at end of the period		~~W~~	6,769,118	2,841,086

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2020

(Unaudited)

1. General Information

General information about POSCO, its 34 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 132 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 137 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of September 30, 2020, the shares of the POSCO are listed on the Korea Exchange, while its American Depository Receipts (ADRs) are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries newly included during the nine-month period ended September 30, 2020, were as follows:

Company	Date of inclusion	Ownership (%)	Reason
Posco International (Thailand) Co., Ltd.	January 2020	100.00	New establishment
PT POSCO INTERNATIONAL INDONESIA	January 2020	100.00	New establishment
POSCO SPS Corporation	April 2020	100.00	Spun off from POSCO INTERNATIONAL Corporation
P&O Chemical Co., Ltd.	July 2020	51.00	New establishment
POSCO New Growth I Specialized Private Equity Investment Trust	August 2020	100.00	New establishment
IMP Fund I	August 2020	98.04	New establishment
PEC POWERCON SDN. BHD.	August 2020	100.00	New establishment

(c)	Subsidiaries excluded from consolidation during the nine-month period ended September 30, 2020, were as follows:

Company	Date of exclusion	Reason
LA-SRDC	April 2020	Liquidation
POSCO China Dalian Plate Processing Center Co., Ltd.	June 2020	Disposal
PSC Energy Global Co., Ltd.	August 2020	Merged into POSCO ENERGY CO., LTD.
POSCO Family Strategy Fund	September 2020	Liquidation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2019. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

With the outbreak of COVID-19 pandemic, governments around the globe have implemented measures such as mandatory factory shutdown, shelter-in-place orders, border closures, and travel restrictions. The ultimate impact of COVID-19 pandemic on the Company’s operations is not yet known and will depend on future developments. The duration and significance of COVID-19 is highly uncertain and unpredictable, and the protective measures by the governments around the globe or the Company may lead to substantial business interruption and decrease in business scale. The financial impact of this cannot be reasonably estimated, but management expects the Company to be partially affected to the most areas where it operates. The extent and duration of COVID-19’s impact on the Company’s business cannot yet be reasonably estimated.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2020.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors”

The definition of materiality has been clarified, and K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” have been amended according to the clarified definition. In determining the materiality, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	K-IFRS No. 1103 “Business Combinations”

The amendment clarifies the definition of business when it includes input and process together significantly contribute to ability to create output and requires a simplified assessment that result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The Company does not expect the effect of the amendment to the consolidated financial statements to be significant.

(c)	K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”, K-IFRS No. 1107 “Financial Instruments: Disclosures”

The amendments require the application of exceptions to the analysis of future prospects in relation to the application of hedge accounting while uncertainty exists due to the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows based on existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, or whether the hedge relationship between the hedged item and the hedging instrument is highly probable, the interest rate benchmark that the hedged item and the hedging instrument comply with does not change as a result of the interest rate benchmark reform. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Trade accounts and notes receivable	~~W~~	8,135,300	8,352,968
Finance lease receivables		44,761	221
Due from customers for contract work		1,090,837	1,136,436
Less: Allowance for doubtful accounts		(377,365)	(411,274)

	~~W~~	8,893,533	9,078,351

Non-current
Trade accounts and notes receivable	~~W~~	151,819	209,310
Finance lease receivables		88	43,725
Less: Allowance for doubtful accounts		(46,407)	(54,250)

	~~W~~	105,500	198,785

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of September 30, 2020 and December 31, 2019, the carrying amounts of such secured borrowings are ~~W~~177,517 million and ~~W~~244,305 million, respectively, which are included in the short-term borrowings.

5. Other Receivables

Other receivables as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Loans	~~W~~	270,891	367,580
Other accounts receivable		815,739	971,845
Accrued income		341,419	272,528
Deposits		100,094	86,519
Others		15,602	14,510
Lease receivables		73,259	48,744
Less: Allowance for doubtful accounts		(94,983)	(180,209)

	~~W~~	1,522,021	1,581,517

Non-current
Loans	~~W~~	726,080	701,529
Other accounts receivable		230,889	209,039
Accrued income		88,520	65,275
Deposits		243,841	238,261
Lease receivables		153,944	179,315
Less: Allowance for doubtful accounts		(239,628)	(252,540)

	~~W~~	1,203,646	1,140,879

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Derivatives assets	~~W~~	121,832	47,541
Debt securities		157,568	342,371
Deposit instruments(*1,2)		2,053,119	1,744,895
Short-term financial instruments(*2)		8,906,797	6,861,242

	~~W~~	11,239,316	8,996,049

Non-current
Derivatives assets	~~W~~	132,374	64,737
Equity securities(*3)		1,030,599	1,204,902
Debt securities		12,106	25,555
Other securities(*3)		360,899	340,008
Deposit instruments(*2)		27,604	34,187

	~~W~~	1,563,582	1,669,389

(*1)	As of September 30, 2020 and December 31, 2019, ~~W~~5,659 million and ~~W~~4,524 million, respectively, are restricted for the use in government projects.
(*2)

As of September 30, 2020 and December 31, 2019, financial instruments amounting to ~~W~~85,802 million and ~~W~~73,525 million, respectively, are restricted for use in financial arrangements, pledge and others.

(*3)

As of September 30, 2020 and December 31, 2019, ~~W~~108,682 million and ~~W~~109,395 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Finished goods	~~W~~	1,362,145	1,655,228
M erchandise		827,888	1,058,874
Semi-finished goods		1,641,269	2,097,289
Raw materials		2,025,447	2,656,341
Fuel and materials		906,932	1,026,133
Construction inventories		939,470	734,649
M aterials-in-transit		1,400,997	1,824,044
Others		70,794	83,905

		9,174,942	11,136,463

Less: Allowance for inventories valuation		(154,274)	(216,143)

	~~W~~	9,020,668	10,920,320

The amounts of loss on valuation of inventories recognized in cost of sales during the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were ~~W~~65,575 million and ~~W~~96,201 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020				December 31, 2019
(in millions of Won)	The controlling company(*1)		Subsidiaries	Total	The controlling company(*1)	Subsidiaries	Total
Asset
Cash and cash equivalents(*2)	~~W~~	—	—	—	—	374	374
Other financial assets		—	—	—	—	185	185
Property, plant and equipment		31,634	388	32,022	36,321	32,972	69,293
Others		1,143	—	1,143	—	4,306	4,306

	~~W~~	32,777	388	33,165	36,321	37,837	74,158

Liability
Others	~~W~~	—	—	—	—	8	8

(*1)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM plants, and classified the assets as held for sale. During the nine-month period ended September 30, 2020, the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less costs to sell and the carrying amount of the assets.

(*2)	Cash and cash equivalents in the statement of cash flows at beginning of the nine-month period ended September 30, 2020, include cash and cash equivalents that are classified as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020						December 31, 2019
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	36.34	~~W~~	178,787	~~W~~	176,283	175,907
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)(*1,2)	4,507,138	34.00		179,410		149,803	161,280
SNNC	18,130,000	49.00		90,650		149,875	142,602
QSONE Co.,Ltd.	200,000	50.00		84,395		86,015	85,887
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		48,143	56,679
Western Inland highway CO.,LTD.	8,818,236	29.80		44,091		43,421	5,115
Nextrain Co., Ltd.(*1)	9,904,000	32.00		49,520		47,288	41,447
Keystone NO. 1. Private Equity Fund	22,523,123	52.58		22,523		18,683	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		16,737	17,824
Daesung Steel(*3)	108,038	17.54		14,000		15,298	15,375
PCC Amberstone Private Equity Fund 1(*3)	8,657,610,240	8.80		8,540		9,151	9,570
Others (62 companies)(*1)						113,496	114,490

						874,193	845,614

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		224,137	225,933
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		177,299	178,892
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*3,4)	114,452,000	10.40		124,341		134,040	131,529
Eureka Moly LLC	—	20.00		240,123		86,465	85,349
AMCI (WA) PTY LTD	49	49.00		209,664		73,207	72,937
NCR LLC	—	29.40		49,744		46,298	46,391
KOREA LNG LTD.	2,400	20.00		135,205		45,544	46,557
Nickel Mining Company SAS	3,234,698	49.00		157,585		39,542	37,940
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		23,076	22,356
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,778	15,128
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		12,900	13,363
PT. Batutua Tembaga Raya	128,285	22.00		21,824		8,461	14,717
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,260	6,755
Others (27 companies)(*1)						100,698	121,048

						994,705	1,018,895

					~~W~~	1,868,898	1,864,509

(*1)

As of September 30, 2020 and December 31, 2019, investments in associates amounting to ~~W~~457,720 million and ~~W~~437,646 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)	During the nine-month period ended September 30, 2020, POSPower Co., Ltd changed its name to Samcheok Blue Power Co.,Ltd.
(*3)

As of September 30, 2020, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(*4)	During the nine-month period ended September 30, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020						December 31, 2019
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	147,191	182,648
Others (7 companies)						12,143	10,305

						159,334	192,953

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,363,407	1,235,682
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		381,515	376,410
KOBRASCO	2,010,719,185	50.00		32,950		53,407	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		93,137	88,935
DMSA/AMSA(*1,2)	—	4.21		406,556		48,490	12,189
CSP—Compania Siderurgica do Pecem	1,367,314,532	20.00		631,796		—	—
Others (10 companies)						32,941	41,436

						1,972,897	1,870,293

					~~W~~	2,132,231	2,063,246

(*1)	As of September 30, 2020 and December 31, 2019, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)

All investors of the joint venture have entered into an agreement to extend the due date for loans made to the joint venture as a means of financial support. However, the Company believes the above agreement for financial support is invalid and is currently in arbitration process for annulment. The Company’s obligation to provide financial support is currently on hold and may change depending on the result of the arbitration.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

1)	For the nine-month period ended September 30, 2020

(in millions of Won)
Company	December 31, 2019 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	September 30, 2020 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,907	—	—	376	—	176,283
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		161,280	—	—	(3,331)	(8,146)	149,803
SNNC		142,602	—	(2,901)	8,257	1,917	149,875
QSONE Co.,Ltd.		85,887	—	(1,140)	1,268	—	86,015
Chun-cheon Energy Co., Ltd		56,679	—	—	(9,093)	557	48,143
Western Inland highway CO.,LTD.		5,115	38,670	—	(367)	3	43,421
Nextrain Co., Ltd.		41,447	7,910	—	(2,052)	(17)	47,288
Keystone NO. 1. Private Equity Fund		19,438	—	—	(755)	—	18,683
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,824	—	—	(1,087)	—	16,737
Daesung Steel		15,375	—	—	(77)	—	15,298
PCC Amberstone Private Equity Fund 1		9,570	—	(520)	316	(215)	9,151
POSCO MITSUBISHI CARBON TECHNOLOGY		182,648	—	(19,401)	(16,056)	—	147,191
Others (69 companies)		124,795	18,973	(685)	(13,452)	(3,992)	125,639

		1,038,567	65,553	(24,647)	(36,053)	(9,893)	1,033,527

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		225,933	—	(40,044)	34,803	3,445	224,137
AES-VCM Mong Duong Power Company Limited		178,892	—	(16,053)	28,629	(14,169)	177,299
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		131,529	—	(11,672)	12,126	2,057	134,040
Eureka Moly LLC		85,349	—	—	(42)	1,158	86,465
AMCI (WA) PTY LTD		72,937	—	—	(3,207)	3,477	73,207
NCR LLC		46,391	—	—	(904)	811	46,298
KOREA LNG LTD.		46,557	—	(6,519)	6,463	(957)	45,544
Nickel Mining Company SAS		37,940	—	—	(803)	2,405	39,542
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,356	—	—	(111)	831	23,076
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,128	—	—	(16)	666	15,778
PT. Wampu Electric Power		13,363	—	(559)	899	(803)	12,900
PT. Batutua Tembaga Raya		14,717	—	—	(6,533)	277	8,461
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,755	—	—	92	413	7,260
Roy Hill Holdings Pty Ltd		1,235,682	—	(48,890)	132,552	44,063	1,363,407
POSCO-NPS Niobium LLC		376,410	—	(6,061)	6,064	5,102	381,515
KOBRASCO		115,641	—	(37,922)	8,246	(32,558)	53,407
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,935	—	—	1,066	3,136	93,137
DMSA/AMSA		12,189	60,278	—	(23,595)	(382)	48,490
CSP—Compania Siderurgica do Pecem		—	37,623	—	(42,126)	4,503	—
Others (37 companies)		162,484	—	(10,472)	(8,522)	(9,851)	133,639

		2,889,188	97,901	(178,192)	145,081	13,624	2,967,602

	~~W~~	3,927,755	163,454	(202,839)	109,028	3,731	4,001,129

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	For the year ended December 31, 2019

(in millions of Won)
Company	December 31, 2018 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2019 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	174,123	—	—	(976)	2,760	175,907
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)(*2)		161,477	—	—	(4,744)	4,547	161,280
SNNC		116,922	—	(1,450)	27,655	(525)	142,602
QSONE Co.,Ltd.		85,550	—	(950)	1,287	—	85,887
Chun-cheon Energy Co., Ltd		62,478	6,050	—	(11,849)	—	56,679
Western Inland highway CO.,LTD.		1,494	3,752	—	(167)	36	5,115
Nextrain Co., Ltd.		10	41,600	—	(163)	—	41,447
Keystone NO. 1. Private Equity Fund		11,183	8,723	—	(342)	(126)	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,382	—	—	442	—	17,824
Daesung Steel		15,644	—	—	(269)	—	15,375
PCC Amberstone Private Equity Fund 1		9,693	—	(723)	1,079	(479)	9,570
POSCO MITSUBISHI CARBON TECHNOLOGY		180,192	—	(16,369)	19,377	(552)	182,648
Others (62 companies)		143,578	27,221	(669)	(24,448)	(20,887)	124,795

		979,726	87,346	(20,161)	6,882	(15,226)	1,038,567

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		179,459	—	(24,267)	63,749	6,992	225,933
AES-VCM Mong Duong Power Company Limited		209,936	—	(18,099)	24,126	(37,071)	178,892
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*3)		126,885	—	(9,902)	9,912	4,634	131,529
Eureka Moly LLC		82,447	—	—	(25)	2,927	85,349
AMCI (WA) PTY LTD		71,086	—	—	(4,377)	6,228	72,937
NCR LLC		37,602	9,605	—	(822)	6	46,391
KOREA LNG LTD.		43,554	—	(13,404)	13,501	2,906	46,557
Nickel Mining Company SAS		41,712	—	—	(4,250)	478	37,940
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		—	22,423	—	61	(128)	22,356
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,796	—	—	10	322	15,128
PT. Wampu Electric Power		14,120	—	—	(1,247)	490	13,363
PT. Batutua Tembaga Raya		20,479	—	—	(6,209)	447	14,717
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,478	—	—	80	197	6,755
Roy Hill Holdings Pty Ltd		1,041,600	—	—	158,562	35,520	1,235,682
POSCO-NPS Niobium LLC		363,506	—	(24,933)	24,543	13,294	376,410
KOBRASCO		133,449	—	(74,716)	56,474	434	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,391	—	(1,574)	665	1,453	88,935
DMSA/AMSA		26,709	23,682	—	(40,415)	2,213	12,189
CSP—Compania Siderurgica do Pecem		24,832	35,352	—	(57,647)	(2,537)	—
Others (38 companies)		143,236	552	(19,430)	30,168	7,958	162,484

		2,670,277	91,614	(186,325)	266,859	46,763	2,889,188

	~~W~~	3,650,003	178,960	(206,486)	273,741	31,537	3,927,755

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows:

1)	September 30, 2020

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	474,344	559	473,785	—	9,475
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		1,062,978	583,667	479,311	—	(3,934)
SNNC		564,403	236,474	327,929	498,495	14,184
QSONE Co.,Ltd.		251,048	79,018	172,030	12,733	2,535
Chun-cheon Energy Co., Ltd		609,233	510,751	98,482	176,714	(18,987)
Western Inland highway CO.,LTD.		146,037	1,196	144,841	—	(1,231)
Nextrain Co., Ltd.		156,829	5,397	151,432	—	(2,044)
Keystone NO. 1. Private Equity Fund		181,608	134,107	47,501	12,286	(1,255)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		59,530	33,161	26,369	4,197	(3,679)
Daesung Steel		165,476	109,647	55,829	61,032	(438)
PCC Amberstone Private Equity Fund 1		104,037	—	104,037	9,757	3,592
POSCO MITSUBISHI CARBON TECHNOLOGY		436,292	190,989	245,303	82,260	(26,071)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,703,857	808,751	895,106	338,649	138,988
AES-VCM Mong Duong Power Company Limited		1,830,346	1,255,950	574,396	293,674	93,434
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		1,301,003	2	1,301,001	—	116,595
KOREA LNG LTD.		228,057	338	227,719	33,685	32,315
Nickel Mining Company SAS		479,473	347,461	132,012	156,042	(15,666)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		75,130	17,619	57,511	355	(403)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		80,595	28,596	51,999	72,464	(47)
PT. Wampu Electric Power		210,213	148,733	61,480	14,403	4,496
PT. Batutua Tembaga Raya		420,619	418,351	2,268	37,209	(30,219)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		65,224	35,940	29,284	53,550	389
Roy Hill Holdings Pty Ltd		8,807,942	2,255,669	6,552,273	3,628,425	1,322,590
POSCO-NPS Niobium LLC		762,826	—	762,826	—	16,822
KOBRASCO		152,358	45,544	106,814	29,838	16,492
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		901,463	555,779	345,684	933,497	4,957
DMSA/AMSA		5,442,457	2,862,041	2,580,416	214,068	(578,920)
CSP—Compania Siderurgica do Pecem		2,743,759	3,970,986	(1,227,227)	997,431	(1,350,722)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	516,659	786	515,873	—	7,479
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		707,051	199,846	507,205	—	(5,294)
SNNC		677,508	357,843	319,665	738,977	63,269
QSONE Co.,Ltd.		250,364	78,589	171,775	17,591	2,576
Chun-cheon Energy Co., Ltd		610,089	492,620	117,469	313,438	(24,677)
Western Inland highway CO.,LTD.		21,980	5,165	16,815	—	(528)
Nextrain Co., Ltd.		136,203	7,322	128,881	—	(509)
Keystone NO. 1. Private Equity Fund		187,156	138,219	48,937	18,342	(887)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		53,019	22,971	30,048	17,824	1,497
Daesung Steel		164,708	108,441	56,267	85,537	(1,536)
PCC Amberstone Private Equity Fund 1		108,797	5	108,792	14,787	12,280
POSCO MITSUBISHI CARBON TECHNOLOGY		474,387	170,678	303,709	216,648	32,334
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,808,529	906,254	902,275	555,075	254,582
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		1,276,857	1	1,276,856	—	95,306
KOREA LNG LTD.		232,935	147	232,788	69,577	67,507
Nickel Mining Company SAS		471,377	331,194	140,183	245,509	2,432
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		73,604	17,765	55,839	641	153
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		65,413	15,232	50,181	101,101	28
PT. Wampu Electric Power		222,266	158,451	63,815	18,163	(6,233)
PT. Batutua Tembaga Raya		423,608	392,226	31,382	112,568	(28,360)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		61,847	33,989	27,858	77,371	327
Roy Hill Holdings Pty Ltd		11,143,705	5,718,152	5,425,553	5,037,471	1,660,577
POSCO-NPS Niobium LLC		752,617	—	752,617	—	47,521
KOBRASCO		268,139	36,857	231,282	167,022	112,949
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		969,280	637,478	331,802	1,145,794	1,704
DMSA/AMSA		5,703,501	4,202,704	1,500,797	638,797	(504,077)
CSP—Compania Siderurgica do Pecem		3,959,365	4,249,083	(289,718)	1,623,843	(465,853)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of September 30, 2020 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine	Mine development	20.00	Canada
Arctos Anthracite Coal Project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project(private-participation)	Construction	13.08	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

(a)	For the nine-month period ended September 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	278,465	2,814	(183)	—	(4,890)	276,206
Buildings		598,159	317	—	(19,002)	14,869	594,343
Structures		1,178	—	—	(459)	416	1,135
Right-of-use assets		425	—	(56)	(7)	778	1,140

	~~W~~	878,227	3,131	(239)	(19,468)	11,173	872,824

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	278,585	—	(5,921)	—	5,801	278,465
Buildings		571,335	1,548	(5,343)	(52,416)	83,035	598,159
Structures		1,408	—	(50)	(625)	445	1,178
Right-of-use assets		—	—	—	—	425	425
Construction-in-progress		77,287	18,644	—	—	(95,931)	—

	~~W~~	928,615	20,192	(11,314)	(53,041)	(6,225)	878,227

(*1)	Includes impairment loss on investment property recognized in relation to the office for rent of POSCO(Dalian) IT Center Development Co., Ltd. amounting to ~~W~~32,642 million.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

1)	For the nine-month period ended September 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,526,059	20,148	(1,964)	—	—	24,962	2,569,205
Buildings		4,215,454	12,112	(4,001)	(240,222)	(268)	288,123	4,271,198
Structures		2,904,506	78,586	(3,147)	(168,700)	(860)	172,521	2,982,906
Machinery and equipment		17,218,264	98,582	(16,780)	(1,707,247)	(7,205)	1,722,387	17,308,001
Vehicles		32,285	5,298	(506)	(10,694)	—	6,887	33,270
Tools		70,751	13,097	(62)	(22,800)	(9)	7,785	68,762
Furniture and fixtures		130,132	13,025	(2,908)	(27,839)	(526)	13,915	125,799
Lease assets		774,582	124,593	(7,671)	(146,195)	—	156,854	902,163
Bearer plants		124,193	118	—	(5,812)	—	32,389	150,888
Construction-in-progress		1,929,747	1,896,194	(8,279)	—	(12,812)	(2,366,197)	1,438,653

	~~W~~	29,925,973	2,261,753	(45,318)	(2,329,509)	(21,680)	59,626	29,850,845

(*1)

The Company estimated recoverable amount for individual assets that ceased operations due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized impairment loss since recoverable amounts are less than their carrying amounts for the nine-month period ended September 30, 2020. In addition, during the nine-month period ended September 30, 2020, the Company recognized impairment loss on certain assets due to damage from fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	~~W~~	2,548,002	6,550	—	(2,128)	—	—	(26,365)	2,526,059
Buildings		4,402,452	39,551	22,836	(10,376)	(314,107)	(90,036)	165,134	4,215,454
Structures		2,917,924	49,931	2	(3,350)	(228,616)	(27,217)	195,832	2,904,506
Machinery and equipment		18,518,129	175,743	1,216	(78,236)	(2,250,022)	(309,604)	1,161,038	17,218,264
Vehicles		31,341	8,027	189	(742)	(15,057)	(559)	9,086	32,285
Tools		66,164	19,178	5,792	(1,340)	(28,537)	(2,106)	11,600	70,751
Furniture and fixtures		136,287	34,618	252	(1,630)	(36,309)	(1,808)	(1,278)	130,132
Lease assets(*4)		137,564	72,640	490	(8,401)	(130,905)	—	703,194	774,582
Bearer plants		80,771	—	—	—	(5,916)	—	49,338	124,193
Construction-in-progress		1,179,639	2,261,663	17,697	(24,840)	—	(10,150)	(1,494,262)	1,929,747

	~~W~~	30,018,273	2,667,901	48,474	(131,043)	(3,009,469)	(441,480)	773,317	29,925,973

(*1)

The Company estimated recoverable amount for individual assets related to CEM and Fe-Si factories, etc. that ceased operations due to the disposal plan and others using fair value less costs to sell based on the appraisal value or scrap value. The Company recognized impairment losses of ~~W~~205,396 million since recoverable amounts are less than their carrying amounts.

(*2)

As of December 31, 2019, POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (formerly, POSCO SS VINA JOINT STOCK COMPANY), a subsidiary, performed the impairment test due to the consecutive operating losses and recognized impairment losses amounting to ~~W~~204,546 million.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*4)	On the date of initial application of K-IFRS No.1116 (January 1, 2019), recognition of ~~W~~704,458 million of right-of-use assets is included in others.

(b)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the nine-month period ended September 30, 2020 were as follows:

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	341,767	18,388	(13,891)	12,542	358,806
Buildings and structures		171,112	41,117	(31,249)	(19,933)	161,047
Machinery and equipment		215,828	20,185	(46,248)	5,948	195,713
Vehicles		14,105	4,708	(7,694)	1,568	12,687
Ships		24,082	111,537	(20,739)	—	114,880
Others		8,113	40,194	(26,381)	38,244	60,170

	~~W~~	775,007	236,129	(146,202)	38,369	903,303

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

②	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the year ended December 31, 2019 were as follows:

(in millions of Won)	The date of initial application (January 1, 2019)		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	340,107	22,850	(11,461)	(9,729)	341,767
Buildings and structures		209,455	23,015	(38,853)	(22,505)	171,112
Machinery and equipment		219,877	14,610	(33,751)	15,092	215,828
Vehicles		20,555	8,735	(10,050)	(5,135)	14,105
Ships		26,499	—	(2,417)	—	24,082
Others		25,529	3,430	(34,373)	13,527	8,113

	~~W~~	842,022	72,640	(130,905)	(8,750)	775,007

2)	The amounts recognized in profit or loss related to leases for the three-month and nine-month periods ended, September 30, 2020 and 2019 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2020		2019	2020	2019
Interest on lease liabilities	~~W~~	9,720	7,682	27,550	25,653
Expenses relating to short-term leases		2,672	16,156	11,522	30,369
Expenses relating to leases of low-value assets		2,035	4,288	9,959	10,960

	~~W~~	14,427	28,126	49,031	66,982

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

(a)	For the nine-month period ended September 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,097,809	—	—	—	(761)	(2,241)	1,094,807
Intellectual property rights		2,279,210	109,178	(1,360)	(208,709)	—	22,662	2,200,981
Membership(*1)		148,078	449	(8,653)	(136)	488	(84)	140,142
Development expense		94,339	485	—	(34,076)	—	12,791	73,539
Port facilities usage rights		281,398	—	—	(33,790)	—	56	247,664
Exploratation and evaluation assets		77,271	9,445	—	—	—	(31,969)	54,747
Customer relationships		374,875	—	—	(33,359)	—	(100)	341,416
Other intangible assets		555,493	137,068	(61,432)	(26,554)	—	(35,215)	569,360

	~~W~~	4,908,473	256,625	(71,445)	(336,624)	(273)	(34,100)	4,722,656

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	~~W~~	1,125,149	—	26,256	—	—	(55,445)	1,849	1,097,809
Intellectual property rights		2,399,525	127,479	—	(6,566)	(271,694)	(2)	30,468	2,279,210
Membership(*1)		134,793	15,636	—	(3,326)	(181)	24	1,132	148,078
Development expense		99,163	4,484	—	(35)	(44,418)	(666)	35,811	94,339
Port facilities usage rights		305,081	—	—	(4,674)	(22,923)	—	3,914	281,398
Exploratation and evaluation assets		192,130	9,642	—	—	—	(123,888)	(613)	77,271
Customer relationships		421,773	—	—	—	(51,768)	—	4,870	374,875
Other intangible assets		493,211	141,578	74	(10,718)	(40,263)	(10,111)	(18,278)	555,493

	~~W~~	5,170,825	298,819	26,330	(25,319)	(431,247)	(190,088)	59,153	4,908,473

(*1)	Economic useful life of membership is indefinite.
(*2)

In connection with exploration and evaluation of the AD-7 block in Myanmar, POSCO INTERNATIONAL Corporation failed to find economic gas. The Company recognized impairment loss of ~~W~~118,140 million for the excess of the carrying amounts of related assets over the special energy loan which may be forgiven the case of project failure.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

14. Other Assets

Other assets as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Advance payments	~~W~~	371,583	453,538
Prepaid expenses		291,910	145,834
Firm commitment assets		8,318	17,490
Others		33,571	14,315

	~~W~~	705,382	631,177

Non-current
Long-term advance payments	~~W~~	21,558	21,950
Long-term prepaid expenses		82,173	41,256
Others(*1)		163,733	262,035

	~~W~~	267,464	325,241

(*1)

As of September 30, 2020 and December 31, 2019, the Company recognized tax assets amounting to ~~W~~128,980 million and ~~W~~213,071 million, respectively, based on the Company’s best estimate of the income tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2020		December 31, 2019
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.20 ~ 8.35	~~W~~	179,142	159,075
Short-term borrowings	HSBC and others	0.17 ~ 12.50		6,219,844	5,327,258

				6,398,986	5,486,333

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.40 ~ 6.60		1,410,540	1,491,934
Current portion of debentures	The Goldman Sachs Group, Inc. and others	0.75 ~ 5.25		2,752,900	1,571,194
Less: Current portion of discount on debentures issued				(1,468)	(1,249)

				4,161,972	3,061,879

			~~W~~	10,560,958	8,548,212

(b)	Long-term borrowings, excluding current portion as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2020		December 31, 2019
Long-term borrowings	Export-Import Bank of Korea and others	0.19 ~ 8.50	~~W~~	3,602,365	3,827,152
Less: Present value discount				(17,541)	(24,374)
Bonds	KB SECURITIES CO., LTD. and others	0.50 ~ 4.30		9,478,235	8,124,194
Less: Discount on debentures issued				(42,019)	(33,571)

			~~W~~	13,021,040	11,893,401

(c)	Assets pledged as collateral in regards to the borrowings as of September 30, 2020 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Shinhan Bank and others	~~W~~	22,967	23,189
Property, plant and equipment and Investment property	Korea Development Bank and others		4,709,725	5,253,011
Trade accounts and notes receivable	Korea Development Bank and others		224,229	222,918
Inventories	Export-Import Bank of Korea and others		101,563	12,650
Financial instruments	KOOKMIN BANK and others		48,475	47,275

		~~W~~	5,106,959	5,559,043

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

16. Other Payables

Other payables as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Accounts payable	~~W~~	728,844	832,845
Accrued expenses		671,235	742,370
Dividend payable		3,432	3,106
Lease liabilities		265,892	149,176
Withholdings		111,270	152,011

	~~W~~	1,780,673	1,879,508

Non-current
Accounts payable	~~W~~	5,499	2,718
Accrued expenses		3,892	4,805
Lease liabilities		515,750	526,294
Long-term withholdings		53,531	51,312

	~~W~~	578,672	585,129

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Derivative liabilities	~~W~~	45,517	28,021
Financial guarantee liabilities		52,476	49,806

	~~W~~	97,993	77,827

Non-current
Derivative liabilities	~~W~~	14,981	17,033
Financial guarantee liabilities		5,027	14,461

	~~W~~	20,008	31,494

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

18. Provisions

(a)	Provisions as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	57,098	41,267	76,432	47,237
Provision for construction warranties		6,875	185,949	7,655	162,773
Provision for legal contingencies and claims(*1)		4,763	60,627	6,996	77,488
Provision for the restoration(*2)		5,174	89,093	6,783	80,520
Others(*3,*4)		251,976	55,290	262,629	90,136

	~~W~~	325,886	432,226	360,495	458,154

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~39,727 million and ~~W~~54,228 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of September 30, 2020 and December 31, 2019, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~18,938 million as provisions for restoration as of September 30, 2020. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available currently to restore the land to its original condition. In addition, the Company has applied a discount rate of 1.29%~1.40% to measure present value of these costs.

(*3)

As of September 30, 2020 and December 31, 2019, POSCO ENERGY CO., LTD., and Korea Fuel Cell recognized ~~W~~83,947 million and ~~W~~178,959 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of September 30, 2020, the Company has recognized emission liabilities of ~~W~~48,101 million for greenhouse gas emissions in excess of the quantity of free quota emission rights received, which is expected to be submitted.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

1)	For the nine-month period ended September 30, 2020

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	123,669	66,658	(95,124)	(3,889)	7,051	98,365
Provision for construction warranties		170,428	41,286	(14,232)	(4,066)	(592)	192,824
Provision for legal contingencies and claims		84,484	2,405	(16,116)	(6,229)	846	65,390
Provision for the restoration		87,303	15,777	(4,901)	(15,837)	11,925	94,267
Others		352,765	169,572	(106,497)	(88,888)	(19,686)	307,266

	~~W~~	818,649	295,698	(236,870)	(118,909)	(456)	758,112

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	73,478	122,714	(86,084)	(3,077)	16,638	123,669
Provision for construction warranties		142,233	53,203	(22,858)	(3,444)	1,294	170,428
Provision for legal contingencies and claims		111,150	26,407	(37,087)	(18,098)	2,112	84,484
Provision for the restoration		89,168	23,559	(13,411)	(14,379)	2,366	87,303
Others		316,287	95,747	(38,260)	(86,458)	65,449	352,765

	~~W~~	732,316	321,630	(197,700)	(125,456)	87,859	818,649

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

19.	Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2020		2019	2020	2019
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	10,682	11,469	35,729	35,527

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Present value of funded obligations	~~W~~	2,457,895	2,416,203
Fair value of plan assets(*1)		(2,215,797)	(2,255,149)
Present value of non-funded obligations		17,226	15,677

Net defined benefit liabilities	~~W~~	259,324	176,731

(*1)

As of September 30, 2020 and December 31, 2019, the Company recognized net defined benefit assets amounting to ~~W~~8,252 million and ~~W~~4,280 million respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Defined benefit obligation at the beginning of period	~~W~~	2,431,880	2,137,161
Current service costs		181,204	236,735
Interest costs		35,397	51,900
Remeasurements		301	152,713
Benefits paid		(174,151)	(152,275)
Others		490	5,646

Defined benefit obligation at the end of period	~~W~~	2,475,121	2,431,880

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Fair value of plan assets at the beginning of period	~~W~~	2,255,149	1,997,717
Interest on plan assets		22,152	48,210
Remeasurement of plan assets		20	(8,692)
Contributions to plan assets		88,297	342,915
Benefits paid		(136,625)	(124,962)
Others		5,099	(39)

Fair value of plan assets at the end of period	~~W~~	2,234,092	2,255,149

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2020		2019	2020	2019
Current service costs	~~W~~	58,693	58,679	181,204	173,669
Net interest costs		733	168	2,211	2,403

	~~W~~	59,426	58,847	183,415	176,072

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

20.	Other Liabilities

Other liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Due to customers for contract work	~~W~~	1,020,373	676,054
Advances received		479,943	487,526
Unearned revenue		63,114	61,795
Withholdings		397,753	388,486
Firm commitment liabilities		21,752	15,637
Others		7,584	8,604

	~~W~~	1,990,519	1,638,102

Non-current
Unearned revenue	~~W~~	18,409	27,161
Others		22,782	52,349

	~~W~~	41,191	79,510

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

21.	Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2020 and December 31, 2019 are as follows:

●	September 30, 2020

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	232,877	—	232,877	—	232,877
Short-term financial instruments		8,906,797	—	8,906,797	—	8,906,797
Debt securities		13,663	—	—	13,663	13,663
Other securities		360,899	4,355	680	355,864	360,899
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		21,329	—	21,329	—	21,329
Fair value through other comprehensive income
Equity securities		1,030,599	548,709	—	481,890	1,030,599
Debt securities		4,864	—	—	4,864	4,864
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,769,118	—	—	—	—
Trade accounts and notes receivable		7,985,303	—	—	—	—
Other receivables		2,340,278	—	—	—	—
Debt securities		151,147	—	—	—	—
Deposit instruments		2,080,723	—	—	—	—

	~~W~~	29,899,597	553,064	9,161,683	858,281	10,573,028

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	49,382	—	49,382	—	49,382
Derivative hedging instruments(*2)		11,116	—	11,116	—	11,116
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,296,066	—	—	—	—
Borrowings		23,581,998	—	23,937,695	—	23,937,695
Financial guarantee liabilities		57,503	—	—	—	—
Others		2,192,610	—	—	—	—

	~~W~~	29,188,675	—	23,998,193	—	23,998,193

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instruments in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instruments in order to hedge the risk of changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

●	December 31, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	106,104	—	106,104	—	106,104
Short-term financial instruments		6,861,242	—	6,861,242	—	6,861,242
Debt securities		28,087	—	—	28,087	28,087
Other securities		340,008	1,222	3,330	335,456	340,008
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		6,174	—	6,174	—	6,174
Fair value through other comprehensive income
Equity securities		1,204,902	782,108	73	422,721	1,204,902
Debt securities		5,686	—	—	5,686	5,686
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		3,514,872	—	—	—	—
Trade accounts and notes receivable		8,214,459	—	—	—	—
Other receivables		2,193,700	—	—	—	—
Debt securities		334,153	—	—	—	—
Deposit instruments		1,779,082	—	—	—	—

	~~W~~	24,590,469	783,330	6,976,923	793,950	8,554,203

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	32,193	—	32,193	—	32,193
Derivative hedging instruments		12,861	—	12,861	—	12,861
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,442,989	—	—	—	—
Borrowings		20,441,613	—	20,666,476	—	20,666,476
Financial guarantee liabilities		64,267	—	—	—	—
Others		2,401,382	—	—	—	—

	~~W~~	26,395,305	—	20,711,530	—	20,711,530

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2020 and 2019 were as follows:

●	For the nine-month period ended September 30, 2020

	Finance income and costs
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	127,564	33,765	—	10,591	985	172,905	—
Derivatives assets		—	185,405	—	195,304	—	380,709	—
Financial assets at fair value through other comprehensive income		—	—	—	—	31,075	31,075	(154,471)
Financial assets measured at amortized cost		168,721	—	229,538	(12,309)	(203)	385,747	—
Derivatives liabilities		—	(29,170)	—	(255,418)	—	(284,588)	(730)
Financial liabilities measured at amortized cost		(505,797)	—	(265,300)	—	(5,752)	(776,849)	—

	~~W~~	(209,512)	190,000	(35,762)	(61,832)	26,105	(91,001)	(155,201)

●	For the nine-month period ended September 30, 2019

	Finance income and costs
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	105,893	(8,395)	—	9,931	630	108,059	—
Derivatives assets		—	203,729	—	143,072	—	346,801	—
Financial assets at fair value through other comprehensive income		—	—	—	—	66,041	66,041	(63,708)
Financial assets measured at amortized cost		122,398	—	528,105	(29,504)	(309)	620,690	—
Derivatives liabilities		—	(24,038)	—	(180,061)	—	(204,099)	(81)
Financial liabilities measured at amortized cost		(571,024)	—	(569,715)	(2,431)	(17,175)	(1,160,345)	—

	~~W~~	(342,733)	171,296	(41,610)	(58,993)	49,187	(222,853)	(63,789)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2020 and 2019 were as follows:

●	For the three-month period ended September 30, 2020

	Finance income and costs
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	45,561	25,961	—	7,737	(13)	79,246	—
Derivatives assets		—	(79,082)	—	57,127	—	(21,955)	—
Financial assets at fair value through other comprehensive income		—	—	—	—	5,507	5,507	11,495
Financial assets measured at amortized cost		46,722	—	(67,335)	(2,689)	(43)	(23,345)	—
Derivatives liabilities		—	9,899	—	(78,551)	—	(68,652)	111
Financial liabilities measured at amortized cost		(158,998)	—	150,310	—	(5,882)	(14,570)	—

	~~W~~	(66,715)	(43,222)	82,975	(16,376)	(431)	(43,769)	11,606

●	For the three-month period ended September 30, 2019

	Finance income and costs
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	37,796	(7,023)	—	3,507	—	34,280	—
Derivatives assets		—	95,751	—	60,483	—	156,234	—
Financial assets at fair value through other comprehensive income		—	—	—	—	15,293	15,293	(81,552)
Financial assets measured at amortized cost		36,518	—	242,400	(10,264)	(94)	268,560	—
Derivatives liabilities		—	(21,193)	—	(69,027)	—	(90,220)	19
Financial liabilities measured at amortized cost		(179,820)	—	(285,364)	—	(8,167)	(473,351)	—

	~~W~~	(105,506)	67,535	(42,964)	(15,301)	7,032	(89,204)	(81,533)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2019.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

22.	Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2020 and December 31, 2019 are as follows:

(Share, in Won)	September 30, 2020		December 31, 2019
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2020, total number of ADRs of 26,190,824 outstanding in overseas stock market are equivalent to 6,547,706 of common stock.
(*2)

As of September 30, 2020, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Other capital surplus		55,916	115,803

	~~W~~	1,316,364	1,376,251

(c)

On February 25, 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, issued redeemable convertible preferred shares amounting to ~~W~~245,000 million (8,643,193 shares) which were classified as non-controlling interests in the consolidated financial statements. Repayments of shares were made on February 25, 2020 (4,477,246 shares) and March 30, 2020 (4,165,947 shares).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

23.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2020		December 31, 2019
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of hybrid bonds issued by the Company as of September 30, 2020 are as follows:

Hybrid bond 1-2
Maturity	30 years (The Company has a right to extend the maturity)

Interest rate

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

· After 10 years: return on government bond (10 years) + 1.40%

· After 10 years: additionally +0.25% according to Step-up clauses

· After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2020 amounts to ~~W~~454 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2020		December 31, 2019
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of September 30, 2020 are as follows:

Hybrid bond 1-4
Maturity	30 years (The issuer has a right to extend the maturity)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

· After 10 years: return on government bond (10 years) + 1.55%

· After 10 years: additionally + 0.25% according to Step-up clauses

· After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2020 amounts to ~~W~~659 million.

24.	Reserves

Reserves as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(607,112)	(676,416)
Changes in fair value of equity investments at fair value through other comprehensive income		(436,559)	(285,073)
Foreign currency translation differences		(166,748)	(202,636)
Gains or losses on valuation of derivatives		(1,127)	(438)
Others		11,950	6,583

	~~W~~	(1,199,596)	(1,157,980)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

25.	Treasury Shares

During the nine-month period ended September 30, 2020, the Company entered into a trust contract of acquiring treasury shares following approval of the Board of Directors. The amount committed to purchase treasury shares by this trust contract is ~~W~~1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021. The number of treasury shares acquired according to the contract is 1,739,881 during the nine-month period ended September 30, 2020.

As of September 30, 2020, the Company holds 8,811,075 treasury shares for share price stabilization and other purposes in accordance with the Board of Director’s resolution.

26.	Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the nine-month periods ended September 30, 2020 and 2019 were as follows:

①	For the nine-month period ended September 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	20,545,012	14,108,407	—	611,217	35,264,636
Revenue from services		343,393	293,983	33,882	1,377,614	2,048,872
Revenue from construction contract		—	—	4,878,088	20,467	4,898,555
Others		26,812	118,301	5,143	166,266	316,522

	~~W~~	20,915,217	14,520,691	4,917,113	2,175,564	42,528,585

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	20,571,824	14,226,708	120,754	777,483	35,696,769
Revenue recognized over time		343,393	293,983	4,796,359	1,398,081	6,831,816

	~~W~~	20,915,217	14,520,691	4,917,113	2,175,564	42,528,585

②	For the nine-month period ended September 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	23,988,855	16,121,940	—	517,833	40,628,628
Revenue from services		451,076	288,736	37,055	1,718,722	2,495,589
Revenue from construction contract		—	—	4,859,983	22,602	4,882,585
Others		37,705	105,798	4,427	169,067	316,997

	~~W~~	24,477,636	16,516,474	4,901,465	2,428,224	48,323,799

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	24,026,560	16,227,738	15,859	692,162	40,962,319
Revenue recognized over time		451,076	288,736	4,885,606	1,736,062	7,361,480

	~~W~~	24,477,636	16,516,474	4,901,465	2,428,224	48,323,799

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended September 30, 2020 and 2019 were as follows:

①	For the three-month period ended September 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,317,057	4,370,071	—	243,250	11,930,378
Revenue from services		110,529	102,730	11,034	492,283	716,576
Revenue from construction contract		—	—	1,509,453	6,260	1,515,713
Others		8,213	31,269	1,124	57,945	98,551

	~~W~~	7,435,799	4,504,070	1,521,611	799,738	14,261,218

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,325,270	4,401,340	16,216	301,194	12,044,020
Revenue recognized over time		110,529	102,730	1,505,395	498,544	2,217,198

	~~W~~	7,435,799	4,504,070	1,521,611	799,738	14,261,218

②	For the three-month period ended September 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	8,068,894	5,184,949	—	176,097	13,429,940
Revenue from services		139,345	92,265	12,487	563,946	808,043
Revenue from construction contract		—	—	1,637,441	5,505	1,642,946
Others		14,767	36,896	975	54,660	107,298

	~~W~~	8,223,006	5,314,110	1,650,903	800,208	15,988,227

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,083,661	5,221,845	10,131	230,756	13,546,393
Revenue recognized over time		139,345	92,265	1,640,772	569,452	2,441,834

	~~W~~	8,223,006	5,314,110	1,650,903	800,208	15,988,227

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Receivables
Account receivables	~~W~~	7,985,303	8,214,459
Contract assets
Due from customers for contract work		1,013,730	1,062,677
Contract liabilities
Advances received		484,027	489,658
Due to customers for contract work		1,020,373	676,054
Unearned revenue		81,325	88,733

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

27.	Revenue – Contract Balances

(a)	Details of ongoing contracts as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
(in millions of Won)	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	29,726,857	247,797	29,106,218	249,751
Accumulated contract profit		2,885,866	50,467	2,863,207	47,107
Accumulated contract loss		(1,209,350)	(1,987)	(1,182,989)	(2,211)
Accumulated contract revenue		31,403,373	296,277	30,786,436	294,647

(b)	Details of due from customers for contract work and due to customers for contract work as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
(in millions of Won)	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	1,045,721	45,116	1,087,119	49,317
Due to customers for contract work		(997,738)	(22,635)	(639,130)	(36,924)

	~~W~~	47,983	22,481	447,989	12,393

(c)	Details of the provisions of construction loss as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Construction segment	~~W~~	24,779	35,526
Others		388	406

	~~W~~	25,167	35,932

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(d)

Due to the factors causing the variation of costs for the nine-month period ended September 30, 2020, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the nine-month period ended September 30, 2020 and future periods are as follows:

	Changes in estimated		Changes in profit (loss) of contract
(in millions of Won)	total contract costs		Net income	Future income	Total
Construction segment	~~W~~	115,032	61,433	169,756	231,189
Others		13,570	4,098	583	4,681

	~~W~~	128,602	65,531	170,339	235,870

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to September 30, 2020. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period, which is subject to change in future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

28.	Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2020		2019	2020	2019
Wages and salaries	~~W~~	210,874	210,590	621,394	616,453
Expenses related to post-employment benefits		18,197	24,774	60,078	64,844
Other employee benefits		43,253	42,701	129,004	131,822
Travel		3,719	10,250	13,609	31,431
Depreciation		36,393	33,761	109,250	99,381
Amortization		26,113	28,110	80,746	84,912
Communication		2,305	2,517	7,106	7,546
Electricity		2,055	2,480	6,085	6,511
Taxes and public dues		11,311	15,574	43,386	47,430
Rental		6,733	9,420	22,998	30,097
Repairs		2,463	3,107	5,701	9,731
Entertainment		1,911	2,738	5,456	8,379
Advertising		16,842	21,276	51,495	63,241
Research & development		29,083	26,839	78,354	83,521
Service fees		36,957	37,417	113,732	125,005
Vehicles maintenance		1,179	1,685	3,678	5,932
Industry association fee		1,502	1,738	7,541	7,155
Conference		2,922	3,462	8,247	11,272
Increase to provisions		1,728	2,126	3,610	4,608
Others		10,717	10,205	28,394	34,118

	~~W~~	466,257	490,770	1,399,864	1,473,389

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2020		2019	2020	2019
Freight and custody	~~W~~	49,434	42,775	135,537	130,312
Operating expenses for distribution center		1,589	2,201	5,276	7,452
Sales commissions		13,795	18,565	81,714	57,164
Sales advertising		64	341	634	945
Sales promotion		1,897	2,202	5,133	7,217
Sample		318	503	1,190	1,631
Sales insurance premium		6,735	8,208	22,364	24,133
Contract cost		11,420	8,605	27,170	24,684
Others		4,482	4,624	13,043	15,949

	~~W~~	89,734	88,024	292,061	269,487

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

29.	Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2020		2019	2020	2019
Finance Income
Interest income(*1)	~~W~~	92,283	74,314	296,285	228,291
Dividend income		5,494	15,293	32,060	66,671
Gain on foreign currency transactions		174,109	258,433	810,396	638,199
Gain on foreign currency translations		35,923	77,820	255,900	277,437
Gain on derivatives transactions		67,552	63,843	212,192	148,443
Gain on valuations of derivatives		(72,513)	97,054	208,687	243,923
Others		38,583	15,960	56,004	26,630

	~~W~~	341,431	602,717	1,871,524	1,629,594

Finance costs
Interest expenses	~~W~~	158,998	179,820	505,797	571,024
Loss on foreign currency transactions		206,255	219,368	691,009	534,666
Loss on foreign currency translations		(79,198)	159,849	411,049	422,580
Loss on derivatives transactions		88,976	72,387	272,306	185,432
Loss on valuation of derivatives		(3,330)	22,496	52,452	64,232
Loss on disposal of trade accounts and notes receivable		2,689	10,264	12,345	29,504
Others		10,809	27,738	17,567	45,009

	~~W~~	385,199	691,922	1,962,525	1,852,447

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2020 and 2019 were ~~W~~168,721 million and ~~W~~122,398 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

30.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2020		2019	2020	2019
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	—	—	299	8,536
Gain on disposals of investments in subsidiaries, associates and joint ventures		2,082	4,929	43,421	20,750
Gain on disposals of property, plant and equipment		2,196	5,567	9,542	21,929
Gain on valuation of firm commitment		17,396	22,952	55,062	51,920
Gain on valuation of emission rights		—	—	—	25,440
Gain on disposals of emission rights		285	11,141	24,851	11,141
Reversal of other provisions		2,735	29,120	3,574	35,291
Others		41,574	41,204	96,423	97,274

	~~W~~	66,268	114,913	233,172	272,281

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	—	37,597	5,030	40,943
Loss on disposals of investments in subsidiaries, associates and joint ventures		3,586	281	13,659	5,867
Loss on disposals of property, plant and equipment		26,451	23,826	105,440	61,222
Impairment losses on property, plant and equipment		284	45,029	21,684	194,688
Impairment losses on intangible assets		41	124,525	1,225	125,696
Loss on valuation of firm commitment		21,154	11,704	57,229	30,276
Idle tangible assets expenses		4,181	8,192	14,866	26,619
Increase to provisions		6,452	5,801	7,676	13,172
Donations		8,137	12,935	24,845	24,129
Others		13,884	20,317	49,951	71,463

	~~W~~	84,170	290,207	301,605	594,075

31.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows (excluding finance costs and income tax expense):

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2020		2019	2020	2019
Raw material used, changes in inventories and others	~~W~~	8,809,612	9,417,705	25,757,893	28,674,400
Employee benefits expenses		906,728	942,398	2,678,926	2,688,563
Outsourced processing cost		1,771,108	2,067,057	5,857,897	5,829,808
Electricity and water		168,788	247,474	482,046	726,188
Depreciation(*1)		793,940	746,172	2,348,977	2,269,280
Amortization		106,230	113,214	336,624	316,947
Freight and custody		376,397	353,335	1,058,528	1,084,969
Sales commissions		13,795	18,565	81,714	57,164
Loss on disposal of property, plant and equipment		26,451	23,826	105,440	61,222
Impairment loss on property, plant and equipment		284	45,029	21,684	194,688
Donations		8,137	12,935	24,845	24,129
Other expenses		696,028	1,266,875	2,544,668	3,712,577

	~~W~~	13,677,498	15,254,585	41,299,242	45,639,935

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

32.	Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2020 and 2019 were 30.07% and 34.13%, respectively.

33.	Earnings per Share

Basic earnings per share for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

(in Won except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Profit attributable to controlling interest	~~W~~	465,457,487,777	430,875,315,211	901,132,036,554	1,784,414,381,573
Interests of hybrid bonds		(1,681,205,479)	(1,681,205,479)	(5,007,068,492)	(4,988,794,519)
Weighted-average number of common shares outstanding (*1)		79,230,216	80,115,641	79,784,098	80,113,124

Basic earnings per share	~~W~~	5,854	5,357	11,232	22,211

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Share)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2020	2019	2020	2019
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,956,619)	(7,071,194)	(7,402,737)	(7,073,711)

Weighted-average number of common shares outstanding	79,230,216	80,115,641	79,784,098	80,113,124

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2020 and 2019, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

34.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the nine-month periods ended September 30, 2020 and 2019 were as follows:

1)	For the nine-month period ended September 30, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	5,168	11,107	15	543,484	60	17,773
POSCO COATED & COLOR STEEL Co., Ltd.		309,338	1,819	—	—	21,466	249
POSCO ICT(*4)		2,088	4,992	—	248,039	30,951	131,887
eNtoB Corporation		11	60	160,906	24,852	55	17,884
POSCO CHEMICAL CO., LTD		200,730	29,911	342,948	16,219	226,595	4,551
POSCO ENERGY CO., LTD.		2,196	2,117	12,374	3	—	16,709
POSCO INTERNATIONAL Corporation		4,246,418	55,558	233,450	—	11,371	3,293
POSCO Thainox Public Company Limited		226,231	137	3,454	—	—	—
POSCO America Corporation		120,956	—	—	—	—	505
POSCO Canada Ltd.		—	978	129,666	—	—	—
POSCO Asia Co., Ltd.		1,161,489	1,002	114,796	3,229	1,174	2,765
Qingdao Pohang Stainless Steel Co., Ltd.		105,037	66	—	—	—	196
POSCO JAPAN Co., Ltd.		776,819	—	29,582	4,947	—	2,428
POSCO-VIETNAM Co., Ltd.		182,844	239	—	—	—	59
POSCO MEXICO S.A. DE C.V.		107,763	158	—	—	—	304
POSCO Maharashtra Steel Private Limited		210,679	1,543	—	—	—	282
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		82,663	—	—	—	—	—
POSCO VST CO., LTD.		163,085	204	—	—	—	123
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	1,039	395,961	—	—	—
Others		913,036	20,393	55,641	33,263	197,496	91,565

		8,816,551	131,323	1,478,793	874,036	489,168	290,573

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.(*5)		65	41	916	84,839	4,086	12,431
SNNC		4,333	4,103	372,068	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		29,429	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	39,112	940,725	—	—	—
Others		25,649	61,949	46,788	—	—	23,714

		59,476	105,205	1,360,497	84,839	4,086	36,145

	~~W~~	8,876,027	236,528	2,839,290	958,875	493,254	326,718

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2020, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the nine-month period ended September 30, 2020, POSCO PLANTEC Co., Ltd. was excluded from associates due to the Company’s loss of significant influence over the investee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	For the nine-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	5,151	11,110	—	226,604	25	12,064
POSCO COATED & COLOR STEEL Co., Ltd.		354,046	1,942	95	—	13,595	586
POSCO ICT		2,213	4,990	—	226,456	26,235	131,522
eNtoB Corporation		11	66	231,896	28,678	72	18,443
POSCO CHEMICAL CO., LTD		289,090	30,298	389,598	12,396	236,114	3,084
POSCO ENERGY CO., LTD.		147,124	1,252	1,090	—	—	1,672
POSCO INTERNATIONAL Corporation		4,426,067	46,572	459,705	—	38,067	4,516
POSCO Thainox Public Company Limited		188,527	13,795	6,706	—	—	3
POSCO America Corporation		232,724	—	—	—	—	1,682
POSCO Canada Ltd.		340	751	245,123	—	—	—
POSCO Asia Co., Ltd.		1,300,580	975	323,203	72	1,484	5,093
Qingdao Pohang Stainless Steel Co., Ltd.		99,757	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,134,448	36	29,843	3,685	—	2,898
POSCO-VIETNAM CO., Ltd.		222,692	263	—	—	—	37
POSCO MEXICO S.A. DE C.V.		238,357	89	—	—	—	246
POSCO Maharashtra Steel Private Limited		513,467	266	—	—	—	256
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		81,829	1	2,189	—	—	—
POSCO VST CO., LTD.		217,034	—	—	—	—	62
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	285	514,751	—	—	—
Others		685,845	17,396	106,193	19,147	182,202	119,078

		10,139,302	130,087	2,310,392	517,038	497,794	301,242

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		412	70	2,009	183,351	12,994	16,430
SNNC		4,121	3,910	420,720	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		50,894	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	841,866	—	—	—
Others		11,830	107,865	43,088	—	—

		67,257	111,845	1,307,683	183,351	12,994	16,440

	~~W~~	10,206,559	241,932	3,618,075	700,389	510,788	317,682

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended September 30, 2020 and 2019 were as follows:

1)	For the three-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,620	11	—	101,179	—	4,938
POSCO COATED & COLOR STEEL Co., Ltd.		103,572	124	—	—	6,290	41
POSCO ICT		659	1	—	63,729	10,010	44,219
eNtoB Corporation		4	—	47,528	6,004	27	5,391
POSCO CHEMICAL CO., LTD		56,264	5,141	113,227	3,389	72,171	189
POSCO ENERGY CO., LTD.		643	901	2,379	—	—	5,599
POSCO INTERNATIONAL Corporation		1,450,981	1,227	122,652	—	—	1,210
POSCO Thainox Public Company Limited		119,514	—	—	—	—	—
POSCO America Corporation		24,690	—	—	—	—	502
POSCO Canada Ltd.		—	162	38,861	—	—	—
POSCO Asia Co., Ltd.		441,511	37	33,125	957	12	1,346
Qingdao Pohang Stainless Steel Co., Ltd.		34,269	—	—	—	—	20
POSCO JAPAN Co., Ltd.		227,977	—	13,162	1,988	—	1,340
POSCO-VIETNAM Co., Ltd.		81,739	16	—	—	—	39
POSCO MEXICO S.A. DE C.V.		39,189	59	—	—	—	—
POSCO Maharashtra Steel Private Limited		56,925	696	—	—	—	97
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,018	—	—	—	—	—
POSCO VST CO., LTD.		30,869	148	—	—	—	103
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	235	104,312	—	—	—
Others		339,973	2,209	14,535	7,683	68,939	33,500

		3,035,417	10,967	489,781	184,929	157,449	98,534

Associates and joint ventures
SNNC		1,432	625	153,008	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		12,275	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	39,112	315,180	—	—	—
Others		11,317	7,016	17,834	—	—	10,366

		25,024	46,753	486,022	—	—	10,366

	~~W~~	3,060,441	57,720	975,803	184,929	157,449	108,900

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	For the three-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,543	21	—	87,255	4	6,831
POSCO COATED & COLOR STEEL Co., Ltd.		120,638	235	95	—	5,911	95
POSCO ICT		704	1	—	77,639	9,180	42,684
eNtoB Corporation		4	6	72,320	11,742	13	5,012
POSCO CHEMICAL CO., LTD		91,297	5,169	134,299	4,818	79,731	1,074
POSCO ENERGY CO., LTD.		40,522	628	1,090	—	—	1,610
POSCO INTERNATIONAL Corporation		1,584,691	—	129,661	—	12,030	1,947
POSCO Thainox Public Company Limited		68,495	120	2,973	—	—	—
POSCO America Corporation		48,207	—	—	—	—	1,643
POSCO Canada Ltd.		—	147	93,231	—	—	—
POSCO Asia Co., Ltd.		438,809	390	74,772	72	497	2,297
Qingdao Pohang Stainless Steel Co., Ltd.		40,347	—	—	—	—	—
POSCO JAPAN Co., Ltd.		378,091	36	8,290	664	—	1,411
POSCO-VIETNAM Co., Ltd.		81,157	82	—	—	—	—
POSCO MEXICO S.A. DE C.V.		84,591	58	—	—	—	241
POSCO Maharashtra Steel Private Limited		179,859	79	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,516	1	708	—	—	—
POSCO VST CO., LTD.		80,009	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	105	192,541	—	—	—
Others		260,530	2,836	25,138	8,575	48,620	58,287

		3,538,010	9,914	735,118	190,765	155,986	123,132

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		229	5	610	72,737	3,668	7,068
SNNC		1,374	530	176,094	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		19,130	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	359,018	—	—	—
Others		4,845	21,828	15,961	—	—	—

		25,578	22,363	551,683	72,737	3,668	7,068

	~~W~~	3,563,588	32,277	1,286,801	263,502	159,654	130,200

(c)	The related account balances from significant transactions between the controlling company and related companies as of September 30, 2020 and December 31, 2019 are as follows:

1)	September 30, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	4,507	5	4,512	—	37,871	261	38,132
POSCO COATED & COLOR STEEL Co., Ltd.		60,497	—	60,497	—	5	3,630	3,635
POSCO ICT		184	—	184	2,206	42,204	24,993	69,403
eNtoB Corporation		—	—	—	2,977	28,664	—	31,641
POSCO CHEMICAL CO., LTD		35,943	3,485	39,428	11,926	44,963	16,921	73,810
POSCO ENERGY CO., LTD.		188	248	436	—	3,082	12,979	16,061
POSCO INTERNATIONAL Corporation		569,861	—	569,861	4,098	323	—	4,421
POSCO Thainox Public Company Limited		83,853	—	83,853	—	—	—	—
POSCO America Corporation		1,173	—	1,173	—	—	—	—
POSCO Asia Co., Ltd.		300,471	1,433	301,904	5,275	—	—	5,275
Qingdao Pohang Stainless Steel Co., Ltd.		16,230	—	16,230	—	—	—	—
POSCO MEXICO S.A. DE C.V.		41,612	701	42,313	—	—	—	—
POSCO Maharashtra Steel Private Limited		183,492	471	183,963	—	—	—	—
Others		608,868	34,530	643,398	31,409	37,624	84,148	153,181

		1,906,879	40,873	1,947,752	57,891	194,736	142,932	395,559

Associates and joint ventures
SNNC		294	229	523	36,262	—	—	36,262
Roy Hill Holdings Pty Ltd		—	39,112	39,112	194,818	32	—	194,850
Others		755	38,003	38,758	2,660	—	—	2,660

		1,049	77,344	78,393	233,740	32	—	233,772

	~~W~~	1,907,928	118,217	2,026,145	291,631	194,768	142,932	629,331

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.		57,792	—	57,792	—	11	3,828	3,839
POSCO ICT		225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation		—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO., LTD		35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO., LTD.		1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation		633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited		52,826	2	52,828	916	—	—	916
POSCO America Corporation		8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.		508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.		29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.		90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited		235,917	444	236,361	—	—	—	—
Others		470,734	33,851	504,585	14,397	40,233	87,652	142,282

		2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

Associates and jointventures
POSCO PLANTEC Co., Ltd.		84	10	94	471	49,511	—	49,982
SNNC		297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd		—	—	—	93,383	—	—	93,383
Others		942	706	1,648	3,447	586	—	4,033
		1,323	781	2,104	117,070	50,097	—	167,167

	~~W~~	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the nine-month periods ended September 30, 2020 and 2019 were as follows:

1)	For the nine-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,558	—	5	—
New Songdo International City Development, LLC		81,806	26,451	—	107
SNNC		44,485	—	35,684	118,925
Chuncheon Energy Co., Ltd.		(2,656)	211	—	—
Noeul Green Energy Co., Ltd.		4,587	—	—	582
CSP—Compania Siderurgica do Pecem		21,943	6,883	141,883	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		35,696	—	32,147	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	4,555	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,909	—	—	—
PT. Batutua Tembaga Raya		—	1,111	23,379	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		19,578	—	210	—
DMSA/AMSA		—	—	29,198	—
South-East Asia Gas Pipeline Company Ltd.		7	51,793	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		24,154	19,475	2,704	602
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		153,824	—	—	—
TK CHEMICAL CORPORATION		82,834	—	23,339	—
Others		108,943	54,438	29,890	27,193

	~~W~~	583,668	160,362	322,994	147,409

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	For the nine-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	10,134	—	34	12,206
New Songdo International City Development, LLC		5,276	4,471	—	18
SNNC		58,663	—	26,910	51,967
Chuncheon Energy Co., Ltd.		1,227	—	—	—
Noeul Green Energy Co., Ltd.		4,906	—	—	1,217
USS-POSCO Industries		2	—	1,710	—
CSP—Compania Siderurgica do Pecem		90,310	7,419	324,947	26,755
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		25,543	—	32,731	—
LLP POSUK Titanium		—	—	272	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		7	—	2,948	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		8,035	—	—	—
PT. Batutua Tembaga Raya		—	631	31,980	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		22,264	—	263	—
Sebang Steel		—	—	4,862	—
DMSA/AMSA		—	—	50,723	—
South-East Asia Gas Pipeline Company Ltd.		49	37,984	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		67,073	16,369	3,714	1,629
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		117,851	—	—	—
TK CHEMICAL CORPORATION		131,016	—	50,766	—
Others		168,928	46,136	22,256	22,151

	~~W~~	711,284	113,010	554,116	115,943

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended September 30, 2020 and 2019 were as follows:

1)	For the three-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	29,943	1	—	61
SNNC		17,283	—	10,402	11,418
Chuncheon Energy Co., Ltd.		(2,943)	—	—	—
Noeul Green Energy Co., Ltd.		1,548	—	—	582
CSP - Compania Siderurgica do Pecem		3,632	1,958	18,515	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		16,768	—	7,365	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,162	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,615	—	—	—
PT. Batutua Tembaga Raya		—	—	6,804	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,447	—	45	—
South-East Asia Gas Pipeline Company Ltd.		—	13,276	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,193	37	816	150
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		63,914	—	—	—
TK CHEMICAL CORPORATION		23,082	—	4,596	—
Others		47,244	24,665	12,176	10,340

	~~W~~	218,726	39,937	62,881	22,551

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	For the three-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,475	—	13	4,449
New Songdo International City Development, LLC		4,525	—	—	5
SNNC		14,638	—	7,949	20,811
Chuncheon Energy Co., Ltd.		82	—	—	—
Noeul Green Energy Co., Ltd.		1,545	—	—	—
USS-POSCO Industries		—	—	394	—
CSP—Compania Siderurgica do Pecem		5,712	—	104,405	16,169
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,998	—	10,576	—
LLP POSUK Titanium		—	—	—	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		4	—	1,140	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,737	—	—	—
PT. Batutua Tembaga Raya		—	136	10,346	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,513	—	90	—
Sebang Steel		—	—	—	—
DMSA/AMSA		—	—	20,110	—
South-East Asia Gas Pipeline Company Ltd.		22	28,597	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		22,424	—	1,094	509
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		38,579	—	—	—
TK CHEMICAL CORPORATION		44,029	—	11,312	—
Others		65,503	8,112	10,606	13,105

	~~W~~	221,786	36,845	178,035	55,048

(f)	The related account balances from significant transactions between the Company, excluding the controlling company, and related companies as of September 30, 2020 and December 31, 2019 are as follows:

1)	September 30, 2020

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	9,911	—	20,592	30,503	—	—	—
Chuncheon Energy Co., Ltd.		—	—	—	—	3,312	—	3,312
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		78,150	—	—	78,150	—	50,059	50,059
Nickel Mining Company SAS		—	63,874	146	64,020	—	—	—
CSP - Compania Siderurgica do Pecem		149,591	—	9,696	159,287	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		16,486	—	—	16,486	2,012	—	2,012
PT. Batutua Tembaga Raya		—	38,133	962	39,095	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,948	—	—	9,948	96	—	96
South-East Asia Gas Pipeline Company Ltd.		—	110,957	—	110,957	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		3,515	—	—	3,515	738	—	738
TK CHEMICAL CORPORATION		23,081	—	—	23,081	1,743	—	1,743
Others		64,559	167,814	112,490	344,863	7,563	13,309	20,872

	~~W~~	355,241	380,778	143,886	879,905	15,464	63,368	78,832

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,121	—	205	4,326	791	8	799
New Songdo International City Development, LLC		23,626	—	20,592	44,218	—	10	10
Chuncheon Energy Co., Ltd.		—	8,234	—	8,234	657	—	657
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		34,945	—	—	34,945	—	67,543	67,543
Nickel Mining Company SAS		—	60,516	120	60,636	—	—	—
CSP - Compania Siderurgica do Pecem		244,700	—	14,264	258,964	—	33	33
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,273	—	—	10,273	633	—	633
PT. Batutua Tembaga Raya		—	36,291	19,993	56,284	56	—	56
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,035	—	—	7,035	101	—	101
DMSA/AMSA		—	57,999	1,672	59,671	—	—	—
South-East Asia Gas Pipeline Company Ltd.		14	147,367	—	147,381	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,078	—	—	8,078	916	—	916
TK CHEMICAL CORPORATION		37,373	—	—	37,373	110	—	110
Others		94,914	138,663	97,804	331,381	7,128	13,379	20,507

	~~W~~	465,079	449,070	154,650	1,068,799	10,392	80,973	91,365

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

1)	September 30, 2020

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	10,579	9,471	—	—	20,050
DMSA/AMSA(*1)		57,999	—	—	(57,999)	—
South-East Asia Gas Pipeline Company Ltd.		147,367	—	(36,026)	(384)	110,957
PT. Batutua Tembaga Raya		36,291	—	—	1,842	38,133
PT. Tanggamus Electric Power		4,580	—	—	62	4,642
PT. Wampu Electric Power		5,519	—	—	75	5,594
PT. POSMI Steel Indonesia		2,316	—	—	31	2,347
Nickel Mining Company SAS		60,516	—	—	3,358	63,874
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,947	—	(1,239)	160	5,868
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,947	—	—	94	7,041
AMCI (WA) PTY LTD		78,553	3,121	—	2,107	83,781
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,789	—	—	79	5,868
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,262	—	—	126	9,388
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
Chun-cheon Energy Co., Ltd.		8,234	—	(8,234)	—	—
POS-AUSTEM Suzhou Automotive Co., Ltd		5,789	12,005	—	(191)	17,603
CAML RESOURCES PTY LTD		—	3,174	—	76	3,250

	~~W~~	449,070	27,771	(45,499)	(50,564)	380,778

(*1)	During the nine-month period ended September 30, 2020, loans amounting to ~~W~~60,278 million have been converted to ordinary shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	5,695	4,884	—	—	10,579
DMSA/AMSA(*1)		64,297	15,451	—	(21,749)	57,999
South-East Asia Gas Pipeline Company Ltd.		191,107	—	(48,027)	4,287	147,367
PT. Batutua Tembaga Raya		35,100	—	—	1,191	36,291
PT. Tanggamus Electric Power		4,423	—	—	157	4,580
PT. Wampu Electric Power		5,330	—	—	189	5,519
PT. POSMI Steel Indonesia		2,236	—	—	80	2,316
Nickel Mining Company SAS		59,664	—	—	852	60,516
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,709	—	—	238	6,947
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		3,354	—	(3,354)	—	—
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,709	—	—	238	6,947
AMCI (WA) PTY LTD		90,480	4,669	—	(16,596)	78,553
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,590	—	—	199	5,789
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,945	—	—	317	9,262
Hyo-chun Co., Ltd.		—	—	—	2,382	2,382
Chun-cheon Energy Co., Ltd.		—	8,234	—	—	8,234
POS-AUSTEM Suzhou Automotive Co., Ltd		—	5,827	—	(38)	5,789

	~~W~~	489,639	39,065	(51,381)	(28,253)	449,070

(*1)	During the year ended December 31, 2019, loans amounting to ~~W~~23,682 million have been converted to ordinary shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(h)	For the nine-month periods ended September 30, 2020 and 2019, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2020		September 30, 2019
Short-term benefits	~~W~~	80,244	86,850
Long-term benefits		11,936	11,365
Retirement benefits		11,031	14,031

	~~W~~	103,211	112,246

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

35.	Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2020 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	100,000,000	117,350	100,000,000	117,350
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	183,066	156,000,000	183,066
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	140,820	120,000,000	140,820
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	204,089	5,501,000,000	204,089
	POSCO Maharashtra Steel Private Limited	ING and others	USD	83,784,000	98,321	83,784,000	98,321
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,584,580	862,114,318	1,011,691
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	171,950	131,874,750	154,755
POSCO INTERNATIONAL Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	186,625,000	219,004	178,750,000	209,763
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	48,317,404	56,700	37,167,234	43,616
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	12,909	11,000,000	12,909
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	147,159,352	172,691	145,144,866	170,328
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	17,195	14,652,750	17,195
	POSCO INTERNATIONAL AMERICA Corp.	Bank Mendes Gans	USD	50,000,000	58,675	38,812,382	45,546
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd..
	POSCO INTERNATIONAL MEXICO S.A. de C.V.
	POSCO INTERNATIONAL Japan Corp.
	POSCO INTERNATIONAL Malaysia SDN BHD
	POSCO INTERNATIONAL Deutschland GmbH
	POSCO INTERNATIONAL Italia S.R.L.
	GRAIN TERMINAL HOLDING PTE. LTD.	Black Sea Trade and Development Bank	USD	27,000,000	31,685	27,000,000	31,685
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	42,000,000	49,287	42,000,000	49,287
	POSCO Engineering and Construction India Private Limited	Hana bank	INR	221,000,000	3,516	148,661,567	2,365
	Songdo Posco family Housing	Shinyoung securities	KRW	20,000	20,000	20,000	20,000
	JB CLARK HILLS	KOREA INVESTMENT&SECURITIES Co., Ltd.	KRW	60,000	60,000	60,000	60,000
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	10,900,000	12,791	10,900,000	12,791
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	160,000,000	187,760	154,024,000	180,747
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,200,000	1,408	1,200,000	1,408
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination (formerly, PT.Krakatau Posco Chemtech Calcination)	POSCO Asia Co., Ltd. and others	USD	15,200,000	17,837	12,000,000	14,082
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	16,414	13,986,947	16,414
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	227,542	96,985,535	113,813
POSCO Asia Co., Ltd.	POSCO America Corporation	SMBC	USD	70,000,000	82,145	70,000,000	82,145

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[Associates and joint ventures]
POSCO	CSP—Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	492,872	372,140,666	436,707
		BNDES	BRL	464,060,000	96,190	464,060,000	96,190
	LLP POSUK Titanium	SMBC	USD	13,500,000	15,842	13,500,000	15,842
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,993	46,000,000	62,993
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	9,652	7,700,000	9,036
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	386,000	386,000	386,000	386,000
	POHANG E&E Coi., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	60,716	60,716
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	125,845	125,845	103,508	103,508
	Incheon-Gimpo Expressway Co, Ltd.	Kookmin Bank and others	KRW	311,468	311,468	288,417	288,417
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	37,000	37,000
	Metropolitan Outer Ring Expressway Co., ltd	Woori Bank and others	KRW	275,989	275,989	14,486	14,486
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	15,312	15,312
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	44,740	44,740	31,508	31,508
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE CO.,LTD and others	KRW	44,054	44,054	30,200	30,200
	NEXTRAIN Co., Ltd	Kookmin Bank and others	KRW	634,752	634,752	—	—
	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	145,300	145,300
POSCO ICT	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
	Hyochun Co., Ltd.	Kyobo Securities	KRW	39,575	39,575	39,575	39,575
	Incheon-Gimpo Expressway Co., Ltd.	Kookmin Bank and others	KRW	100,000	100,000	100,000	100,000
	Shinahn wind power generation	NH INVESTMENT & SECURITIES CO.,LTD. and others	KRW	17,860	17,860	17,860	17,860
	Western Inland highway CO., LTD.	Kookmin Bank	KRW	964,100	964,100	964,100	964,100
	Metropolitan Outer Ring Expressway Co., Ltd	Woori Bank	KRW	193,700	193,700	193,700	193,700
POSCO CHEMICAL CO., LTD	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	1,140,000	1,338	506,667	595
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB bank	USD	364,500	428	81,000	95
[Others]
POSCO INTERNATIONAL Corporation	Sherritt International Corporation	Export-Import Bank of Korea	USD	21,818,182	25,604	3,019,552	3,543
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Kookmin Bank and others	KRW	3,977,656	3,977,656	2,013,615	2,013,615
POSCO ICT	BLT Enterprise and others	Hana Bank and others	KRW	1,179,464	1,179,464	1,179,464	1,179,464
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	11,637,263	9,674	11,637,263	9,674
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,304	80,000,000,000	6,304
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	188,156,806	2,994	188,156,806	2,994

			USD	3,413,600,635	4,005,866	2,704,344,667	3,173,550
			KRW	8,740,047	8,740,047	5,776,761	5,776,761
			IDR	80,000,000,000	6,304	80,000,000,000	6,304
			INR	409,156,806	6,510	336,818,373	5,359
			THB	5,501,000,000	204,089	5,501,000,000	204,089
			EUR	46,000,000	62,993	46,000,000	62,993
			AUD	11,637,263	9,674	11,637,263	9,674
			BRL	464,060,000	96,190	464,060,000	96,190

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of September 30, 2020 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2020, 70 million tons of iron ore and 10 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO entered into consecutive voyage charter (CVC) contracts for the transportation of raw materials. As of September 30, 2020, there are 39 vessels under CVC contracts and the average remaining contract period is about 9 years.

As of September 30, 2020, POSCO entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowings up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. POSCO is not liable for the repayment in full or part of borrowings if the project fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreement. As of September 30, 2020, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

POSCO provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of September 30, 2020, the amount which is exposed to the ship purchase agreements entered into is USD 208 million.

The Company invested in the Ambatovy Nickel Project (DMSA/ASMA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mineral Resources Corporation (KORES) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and the new corporation AHL2 (Ambatovy Holdins II Limited) in August 2020. KAC has the rights and obligations to the 18.33% stake held by AHL and AHL2.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 2,464 million provided by financial institutions and uses USD 766 million with Woori Bank and others.

The Company is responsible for completion of a project, including The Sharp First Park in Pangyo. As of September 30, 2020, the outstanding amount of loans related to the responsible completion arrangement is ~~W~~202 billion which may be assumed in the case of non-performance of developers. If the responsibility is not fulfilled, there is an obligation to compensate the principal and interest.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

Company	Description

POSCO ICT	As of September 30, 2020, in relation to fulfillment of project contract, POSCO ICT was provided with ~~W~~137,484 million, ~~W~~3,914 million and ~~W~~305 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

The Company is responsible for completion of 8 projects, including the construction of Bundang Center of Doosan Group. As of September 30, 2020, the outstanding amount of loans related to the responsible completion arrangements is ~~W~~760.5 billion. If the responsiblility is not fulfilled, there are duties such as compensation for principal and interest to lenders or conditional acquisition of bonds.
(c)	Litigation in progress

In March 2019, regarding the Songdo International City Development Project in Incheon, NSC Investment and TGC (the “applicant”), former partners of joint venture of POSCO ENGINEERING & CONSTRUCTION CO., LTD. (“POSCO E&C”), have applied to the International Chamber of Commerce of Singapore for arbitration in relation to the POSCO E&C’s alleged contract violation (approximately USD 2 billion). In addition, the applicant filed a confirmation suit with the New York Southern District Court in March 2019 against the fact that all claims listed in the above arbitration application must be settled by ICC arbitration. The claimants are seeking damages allegedly resulting from POSCO E&C’s purported wrongful seizure. As of September 30, 2020, the Company believes that the applicant’s claims are not legally valid and that the present obligation for the above arbitration event does not exist and therefore did not recognize a provision.

The Company is involved in 323 lawsuits aggregating to ~~W~~1,126.7 billion as defendant as of September 30, 2020, which arise from ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~39.7 billion for 83 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of September 30, 2020.

(d)	Other contingencies

Company	Description
POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation	As of September 30, 2020, POSCO INTERNATIONAL Corporation has provided 33 blank promissory notes and 17 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 29 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~7,225,398 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of September 30, 2020, POSCO ICT has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

36.	Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	September 30, 2020		September 30, 2019
Trade accounts and notes receivable	~~W~~	119,743	(59,239)
Other receivables		203,637	(313,908)
Inventories		2,026,615	20,276
Other current assets		(74,404)	(6,444)
Other non-current assets		(74,021)	40,745
Trade accounts and notes payable		(145,465)	(673,278)
Other payables		(119,043)	(41,756)
Other current liabilities		342,705	254,770
Provisions		(174,100)	(61,304)
Payments of severance benefits		(174,151)	(113,214)
Plan assets		76,381	71,691
Other non-current liabilities		15,443	(33,072)

	~~W~~	2,023,340	(914,733)

37.	Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(a)	Information about reportable segments for the nine-month periods ended September 30, 2020 and 2019 were as follows:

1)	For the nine-month period ended September 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	20,915,217	14,520,691	4,917,113	2,175,564	42,528,585
Internal revenues		11,295,551	9,410,203	711,221	1,932,408	23,349,383
Inter segment revenue		7,902,278	4,575,959	658,178	1,818,184	14,954,599
Total revenues		32,210,768	23,930,894	5,628,334	4,107,972	65,877,968
Segment profits		341,083	207,849	272,740	308,403	1,130,075

2)	For the nine-month period ended September 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	24,477,636	16,516,474	4,901,465	2,428,224	48,323,799
Internal revenues		13,312,742	11,876,420	496,770	2,004,097	27,690,029
Inter segment revenue		9,103,854	6,397,294	452,377	1,903,252	17,856,777
Total revenues		37,790,378	28,392,894	5,398,235	4,432,321	76,013,828
Segment profits		1,549,538	169,160	91,376	419,889	2,229,963

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	September 30, 2020		September 30, 2019
Total profit for reportable segments	~~W~~	1,130,075	2,229,963
Corporate fair value adjustments		(56,976)	(60,575)
Elimination of inter-segment profits		(19,527)	(212,714)
Income tax expense		453,134	1,013,999

Profit before income tax expense	~~W~~	1,506,706	2,970,673

38.	Events after the Reporting Period

Pursuant to the resolution of the Board of Directors on November 6, 2020, the Company decided to pay interim cash dividends of ~~W~~1,500 per common share (total dividend: ~~W~~117.7 billion).

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2020, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditors’ review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2019, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 12, 2020, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

November 13, 2020

This report is effective as of November 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	September 30, 2020		December 31, 2019
Assets
Cash and cash equivalents	20	~~W~~	2,986,906	978,139
Trade accounts and notes receivable, net	4,14,20,25,32		3,686,876	3,987,041
Other receivables, net	5,20,32		275,300	321,352
Other short-term financial assets	6,20		9,995,881	7,858,979
Inventories	7,29		3,852,919	4,988,530
Assets held for sale	8		32,776	53,924
Other current assets	13		42,683	28,101

Total current assets			20,873,341	18,216,066

Long-term trade accounts and notes receivable, net	4,20		6,000	6,014
Other receivables, net	5,20		92,904	56,468
Other long-term financial assets	6,20		1,124,502	1,257,896
Investments in subsidiaries, associates and joint ventures	9		15,212,632	15,069,857
Investment property, net	10		155,208	158,077
Property, plant and equipment, net	11		20,085,560	20,132,199
Intangible assets, net	12		667,804	708,915
Other non-current assets	13		107,788	105,274

Total non-current assets			37,452,398	37,494,700

Total assets		~~W~~	58,325,739	55,710,766

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	September 30, 2020		December 31, 2019
Liabilities
Trade accounts and notes payable	20,32	~~W~~	1,147,094	667,551
Short-term borrowings and current installments of long-term borrowings	4,14,20		3,178,594	1,146,476
Other payables	15,20,32		948,155	1,113,003
Other short-term financial liabilities	16,20		11,125	10,969
Current income tax liabilities			152,819	237,293
Provisions	17		39,898	21,007
Other current liabilities	19,25		168,499	135,147

Total current liabilities			5,646,184	3,331,446

Long-term borrowings, excluding current installments	14,20		5,893,351	5,191,537
Other payables	15,20		231,617	222,802
Other long-term financial liabilities	16,20		32,564	46,925
Defined benefit liabilities, net	18		80,575	54,146
Deferred tax liabilities			1,021,937	1,190,553
Long-term provisions	17,33		49,440	53,942
Other non-current liabilities	19,25		532	5,230

Total non-current liabilities			7,310,016	6,765,135

Total liabilities			12,956,200	10,096,581

Equity
Share capital	21		482,403	482,403
Capital surplus	21,30		1,339,289	1,252,220
Hybrid bonds	22		199,384	199,384
Reserves	23		(335,281)	(183,930)
Treasury shares	24		(1,837,980)	(1,508,303)
Retained earnings			45,521,724	45,372,411

Total equity			45,369,539	45,614,185

Total liabilities and equity		~~W~~	58,325,739	55,710,766

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2020 and 2019

(Unaudited)

		For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won, except per share informations)	Notes	2020		2019	2020	2019
Revenue	25,32	~~W~~	6,577,887	7,735,895	19,432,566	23,028,220
Cost of sales	7,29,32		(6,064,351)	(6,812,557)	(18,037,570)	(20,024,140)

Gross profit			513,536	923,338	1,394,996	3,004,080
Selling and administrative expenses	29,32
Reversal of (impairment loss) on trade accounts and notes receivable			31	2	(4,936)	4,638
Other administrative expenses	26		(196,051)	(203,058)	(587,582)	(619,488)
Selling expenses	26		(55,653)	(57,806)	(190,979)	(169,989)

Operating profit			261,863	662,476	611,499	2,219,241

Finance income and costs	20,27
Finance income			90,469	260,782	875,321	835,976
Finance costs			(28,342)	(197,574)	(526,062)	(465,867)

Other non-operating income and expenses	32
Reversal of (impairment loss) on other receivables			208	(340)	(119)	(612)
Other non-operating income	28		8,840	71,158	114,563	127,998
Other non-operating expenses	28,29		(52,782)	(103,543)	(228,726)	(356,236)

Profit before income tax			280,256	692,959	846,476	2,360,500
Income tax expense	30		(99,446)	(193,914)	(206,000)	(644,900)

Profit			180,810	499,045	640,476	1,715,600
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(437)	(2,384)	(830)	(4,266)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		6,396	(67,564)	(154,254)	(41,974)
Total comprehensive income		~~W~~	186,769	429,097	485,392	1,669,360

Basic and diluted earnings per share (in Won)	31	~~W~~	2,261	6,208	7,965	21,352

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2019	~~W~~	482,403	1,154,775	199,384	(207,191)	(1,532,728)	45,175,459	45,272,102
Comprehensive income:
Profit		—	—	—	—	—	1,715,600	1,715,600
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(4,266)	(4,266)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(33,581)	—	(8,393)	(41,974)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)
Interim dividends		—	—	—	—	—	(320,462)	(320,462)
Interest of hybrid bonds		—	—	—	—	—	(6,881)	(6,881)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001
Business combination		—	84,869	—	—	—	—	84,869

Balance as of September 30, 2019	~~W~~	482,403	1,252,220	199,384	(240,772)	(1,508,303)	46,151,051	46,335,983

Balance as of January 1, 2020	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185
Comprehensive income:
Profit		—	—	—	—	—	640,476	640,476
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(830)	(830)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(151,351)	—	(2,903)	(154,254)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)
Interim dividends		—	—	—	—	—	(160,062)	(160,062)
Interest of hybrid bonds		—	—	—	—	—	(6,906)	(6,906)
Acquisition of treasury shares		—	—	—	—	(329,677)	—	(329,677)
Others (Note 30)		—	87,069	—	—	—	—	87,069

Balance as of September 30, 2020	~~W~~	482,403	1,339,289	199,384	(335,281)	(1,837,980)	45,521,724	45,369,539

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	September 30, 2020		September 30, 2019
Cash flows from operating activities
Profit		~~W~~	640,476	1,715,600
Adjustments for :
Expenses related to post-employment benefit			93,872	88,362
Depreciation			1,698,104	1,608,237
Amortization			74,002	57,776
Impairment loss (reversal of) on trade and other receivables			5,055	(4,026)
Finance income			(573,676)	(623,502)
Finance costs			315,516	312,416
Loss on valuation of inventories			7,236	—
Gain on disposal of property, plant and equipment			(7,211)	(18,748)
Loss on disposal of property, plant and equipment			125,031	63,409
Impairment losses on property, plant and equipment			22,997	209,910
Gain on disposal of intangible assets			(197)	(1,013)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(24,354)	(4,689)
Impairment losses on investments in subsidiaries, associates and joint ventures			1,000	10,422
Gain on disposal of assets held for sale			(22,488)	(29,341)
Loss on disposal of assets held for sale			5,383	—
Impairment loss on assets held for sale			9,093	5,179
Gain on disposal of emission rights			(24,566)	(6,122)
Gain on valuation of emission rights			—	(25,440)
Increase to provisions			45,626	(10,013)
Income tax expense			206,000	644,900
Others			(2,618)	(91)
Changes in operating assets and liabilities	34		1,792,321	(363,768)
Interest received			156,619	117,263
Interest paid			(161,098)	(105,868)
Dividends received			163,905	231,798
Income taxes paid			(316,862)	(984,991)

Net cash provided by operating activities		~~W~~	4,229,166	2,887,660

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	September 30, 2020		September 30, 2019
Cash flows from investing activities
Decrease in deposits		~~W~~	2,923,219	2,250,082
Proceeds from disposal of short-term financial instruments			26,654,572	25,153,652
Collection of short-term loans			1,798	—
Proceeds from disposal of equity securities			7,938	22,752
Proceeds from disposal of current portion of debt security			426,214	11
Proceeds from disposal of other securities			8,183	3,111
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			21,820	13,783
Proceeds from disposal of intangible assets			1,016	5,587
Proceeds from disposal of emission rights			66,143	12,693
Proceeds from disposal of assets held for sale			224,546	463,657
Proceeds from business combination			—	2,171
Increase in deposits			(2,939,354)	(2,276,163)
Acquisition of short-term financial instruments			(28,773,711)	(24,591,354)
Increase in long-term loans			(19,127)	(1,773)
Acquisition of debt securities			(361,599)	(290,100)
Acquisition of other securities			(13,107)	(110)
Acquisition of investment in subsidiaries, associates and joint ventures			(204,601)	(81,667)
Acquisition of property, plant and equipment			(1,817,307)	(1,128,329)
Proceeds from disposal of property, plant and equipment			(64,431)	(17,927)
Acquisition of intangible asstes			(119,000)	(120,666)
Payment for acquisition of business, net of cash acquired			—	(1,156,953)

Net cash used in investing activities		~~W~~	(3,976,788)	(1,737,543)

Cash flows from financing activities
Proceeds from borrowings			3,045,576	1,379,550
Increase in long-term financial liabilities			251	3,237
Proceeds from disposals of derivatives			—	9,683
Receipt of government grants			897	—
Repayment of borrowings			(414,574)	(996,544)
Repayment of lease liabilities			(46,913)	(29,247)
Decrease in long-term financial liabilities			(330)	(1,471)
Payment of cash dividends			(480,541)	(720,505)
Acquisition of treasury shares			(329,677)	—
Payment of interest of hybrid bonds			(6,932)	(6,906)

Net cash provided by (used in) financing activities		~~W~~	1,767,757	(362,203)

Effect of exchange rate fluctuation on cash held			(11,368)	1,744
Net increase in cash and cash equivalents			2,008,767	789,658
Cash and cash equivalents at beginning of the period			978,139	259,219

Cash and cash equivalents at end of the period		~~W~~	2,986,906	1,048,877

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2020

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of September 30, 2020, the shares of the Company are listed on the Korea Exchange, while its American Depository Receipts (ADRs) are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2019. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

With the outbreak of COVID-19 pandemic, governments around the globe have implemented measures such as mandatory factory shutdown, shelter-in-place orders, border closure, and travel restrictions. The ultimate impact of COVID-19 pandemic on the Company’s operations is not yet known and will depend on future developments. The duration and significance of COVID-19 is highly uncertain and unpredictable, and the protective measures by the governments around the globe or the Company may lead to substantial business interruption and decrease in business scale. The financial impact of this cannot be reasonably estimated, but management expects the Company to be partially affected to the most areas where it operates. The extent and duration of COVID-19’s impact on the Company’s business cannot yet be reasonably estimated.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 –	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2020.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors”

The definition of materiality has been clarified, and K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” have been amended according to the clarified definition. In determining the materiality, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The Company does not expect the effect of the amendments to the financial statements to be significant.

(b)	K-IFRS No. 1103 “Business Combinations”

The amendments clarifies the definition of business when it includes input and process together significantly contribute to ability to create output and requires a simplified assessment that result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The Company does not expect the effect of the amendments to the financial statements to be significant.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Trade accounts and notes receivable	~~W~~	3,701,798	3,999,991
Less: Allowance for doubtful accounts		(14,922)	(12,950)

	~~W~~	3,686,876	3,987,041

Non-current
Trade accounts and notes receivable	~~W~~	9,513	9,530
Less: Present value discount		(2,501)	(2,501)
Less: Allowance for doubtful accounts		(1,012)	(1,015)

	~~W~~	6,000	6,014

The company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of September 30, 2020 and December 31, 2019, the carrying amount of such secured borrowings are ~~W~~497,045 million and ~~W~~167,021 million, respectively, which are included in the short-term borrowings.

5. Other Receivables

Other receivables as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Loans	~~W~~	2,950	2,950
Other accounts receivable		226,814	279,093
Others		50,774	47,257
Less: Allowance for doubtful accounts		(5,238)	(7,948)

	~~W~~	275,300	321,352

Non-current
Loans	~~W~~	52,653	34,224
Long-term other accounts receivable		45,358	27,570
Others		3,891	3,555
Less: Allowance for doubtful accounts		(8,998)	(8,881)

	~~W~~	92,904	56,468

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Short-term derivative assets	~~W~~	78,017	15,603
Debt securities		154,355	290,559
Deposit instruments(*1)		1,310,658	1,294,525
Short-term financial instruments		8,452,851	6,258,292

	~~W~~	9,995,881	7,858,979

Non-current
Long-term derivative assets	~~W~~	128,453	64,072
Equity securities		927,383	1,128,641
Debt securities		5,346	9,177
Other securities		63,286	55,972
Deposit instruments(*2)		34	34

	~~W~~	1,124,502	1,257,896

(*1)	As of September 30, 2020 and December 31, 2019, ~~W~~5,659 million and ~~W~~4,524 million, respectively, are restricted in use in relation to government assigned projects.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Equity securities as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020							December 31, 2019
(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	172,744	(301,218)	172,744	276,133
KB Financial Group Inc.	3,863,520	0.93		178,839	145,075	(33,764)	145,075	184,097
Woori Financial Group Inc.	20,280,000	2.81		244,447	174,002	(70,445)	174,002	235,248
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	13,737	4,807	13,737	17,214
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	8,698	(3,213)	8,698	6,778
DONGKUK STEEL MILL CO., LTD	—	—		—	—	—	—	8,571
Others (7 companies)				55,759	30,747	(25,012)	30,747	34,157

				973,848	545,003	(428,845)	545,003	762,198

Non-marketable equity securities
CSN Mineracao S.A.	3,658,394	2.02		221,535	292,453	70,918	292,453	292,453
POSCO PLANTEC CO., LTD(*1)	18,337,912	10.99		19,437	19,437	—	19,437	—
Korea Nickel CO.LTD	75,600	14.00		10,194	10,194	—	10,194	10,194
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO.,LTD	17,000	4.36		4,165	4,165	—	4,165	4,165
Others (28 companies)	—			144,191	39,661	(104,530)	39,661	43,161

				415,992	382,380	(33,612)	382,380	366,443

			~~W~~	1,389,840	927,383	(462,457)	927,383	1,128,641

(*1)	Fair value is based on an analysis performed by an external professional evaluation agency.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

7. Inventories

Inventories as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Finished goods	~~W~~	737,637	868,012
Semi-finished goods		1,156,261	1,474,153
By-products		7,831	10,763
Raw materials		765,630	1,139,517
Fuel and materials		548,042	646,396
Materials-in-transit		644,048	856,706
Others		706	660

		3,860,155	4,996,207
Less: Allowance for inventories valuation		(7,236)	(7,677)

	~~W~~	3,852,919	4,988,530

The amount of loss on valuation of inventories recognized in cost of sales during the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were ~~W~~7,236 million and ~~W~~7,677 million, respectively.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

8. Assets Held for Sale

Assets held for sale as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Assets
Investments in subsidiaries(*1,2)	~~W~~	—	17,603
Property, plant and equipment(*3,4)		31,634	36,321
Intangible assets		1,142	—

	~~W~~	32,776	53,924

(*1)

The Company determined to dispose a part of its interest in of POSCO Thainox Public Company Limited, a subsidiary of the Company, and classified it as assets held for sale. During the nine-month period ended September 30, 2020, the Company recognized ~~W~~4,063 million of impairment loss for the difference between book value and net fair value of the interest. And, in addition, recognized ~~W~~1,068 million of loss on disposal for the difference between the carrying amount and the proceeds from sale.

(*2)

During the nine-month period ended September 30, 2020, the Company classified its investment in POSCO Family Strategy Fund, a subsidiary of the Company, as assets held for sale and completed liquidation and distribution of residual proceeds during the nine-month period ended September 30, 2020. The Company recognized ~~W~~4,305 million of loss on disposal for the difference between the carrying amount and the proceeds of sale during the nine-month period ended September 30, 2020.

(*3)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM Plants, and classified the assets as held for sale. During the nine-month period ended September 30, 2020, the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less costs to sell and the carrying amount of the assets.

(*4)

During the year ended December 31, 2019, the Company completed the disposal of all assets, liabilities and rights other than LNG tanks under construction, which were to be disposed of, related to a LNG terminal business of the Company to POSCO ENERGY CO., LTD. The construction and disposal were completed during the nine-month period ended September 30, 2020 and the Company recognized ~~W~~22,179 million of gain on disposal for the difference between the carrying amount and the sale price.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and their carrying amounts as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)			September 30, 2020			December 31, 2019
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO INTERNATIONAL Corporation	Korea	Trading	62.91	~~W~~	3,383,745	3,383,745
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD	Korea	Refractory manufacturing and sales	61.26		207,631	207,631
POSCO O&M Co., Ltd(*1)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*1)	Korea	Packing materials manufacturing and sales	48.85		107,278	107,278
POSCO Family Strategy Fund(*2)	Korea	Investment in venture companies	—		—	29,596
Busan E&E Co,. Ltd.(*3)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (12 companies)					110,494	117,393

					5,868,351	5,904,846

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		707,509	707,509
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		644,109	640,720
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal mine development	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	74.56		211,592	212,339
POSCO-China Holding Corp.	China	Investment management	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		52,936	52,936
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sale	100.00		370,250	370,250
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Formerly, POSCO SS VINA JOINT STOCK COMPANY)(*4)	Vietnam	Steel manufacturing and sales	51.00		130,526	—
Others (28 companies)(*5)					510,080	485,668

					6,496,489	6,338,909

				~~W~~	12,364,840	12,243,755

(*1)

The Company classified POSCO M-TECH and POSCO O&M Co., Ltd. as the investments in subsidiaries, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of distribution of other shareholders, although the Company holds less than half of the voting rights of POSCO M-TECH and POSCO O&M Co., Ltd.

(*2)

During the nine-month period ended September 30, 2020, the Company classified its investment in POSCO Family Strategy Fund, a subsidiary of the Company, as assets held for sale and completed liquidation and distribution of residual proceeds during the nine-month period ended September 30, 2020.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(*3)	As of September 30, 2020 and December 31, 2019, the investments in a subsidiary amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreement of Busan E&E Co., Ltd.
(*4)

During the nine-month period ended September 30, 2020, POSCO SS VINA JOINT STOCK COMPANY changed its name to POSCO YAMATO VINA STEEL JOINT STOCK COMPANY. The Company sold 49% of POSCO YAMATO VINA STEEL JOINT STOCK COMPANY and invested ~~W~~130,526 million in cash.

(*5)	During the nine-month period ended September 30, 2020, the Company sold the investment in POSCO China Dalian Plate Processing Center Co., Ltd., a subsidiary.

(b)	Details of associates and their carrying amounts as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)			September 30, 2020			December 31, 2019
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Investment in mines	34.43	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental business	50.00		85,550	85,550
Others (9 companies)(*1)					22,976	22,468

					378,497	377,989

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*2)	Canada	Investment in mines	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (6 companies)					39,682	39,590

					364,223	364,131

				~~W~~	742,720	742,120

(*1)

During the nine-month period ended September 30, 2020, the investment in POSCO PLANTEC Co., Ltd., an associate, was reclassified from associates to equity securities as the paid-in capital increase of POSCO PLANTEC Co., Ltd. reduced the Company’s ownership percentage to less than 20%, resulting in a loss of significant influence over the investee.

(*2)

As of September 30, 2020, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others. During the nine-month period ended September 30, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(c)	Details of joint ventures and their carrying amounts as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)			September 30, 2020			December 31, 2019
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP—Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		343,553	322,463
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					72,484	72,484

				~~W~~	2,105,072	2,083,982

(*1)

As of September 30, 2020 and December 31, 2019, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

10. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

(a)	For the nine-month period ended September 30, 2020

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	91,738	—	232	91,970
Buildings		57,228	(3,050)	388	54,566
Structures		9,111	(458)	19	8,672

	~~W~~	158,077	(3,508)	639	155,208

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Business Combination(*1)	Depreciation(*2)	Transfer(*3)	Ending
Land	~~W~~	44,637	41,195	—	5,906	91,738
Buildings		54,277	25	(4,070)	6,996	57,228
Structures		9,301	—	(620)	430	9,111

	~~W~~	108,215	41,220	(4,690)	13,332	158,077

(*1)	These increases were due to business combination with POSCO Processing&Service.
(*2)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*3)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

(a)	For the nine-month period ended September 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,398,081	—	(6)	—	—	1,409	1,399,484
Buildings		2,100,503	2,659	(2,128)	(155,198)	(268)	133,947	2,079,515
Structures		2,030,853	1,501	(2,857)	(129,646)	(860)	77,333	1,976,324
Machinery and equipment		12,602,435	24,915	(14,105)	(1,343,006)	(9,057)	1,381,669	12,642,851
Vehicles		9,951	974	(3)	(4,831)	—	3,682	9,773
Tools		27,288	1,191	(3)	(9,054)	—	3,363	22,785
Furniture and fixtures		38,329	2,114	(174)	(8,543)	—	10,066	41,792
Lease assets		262,368	14,928	—	(44,318)	—	109,211	342,189
Construction-in-progress		1,662,391	1,717,122	(3,951)	—	(12,812)	(1,791,903)	1,570,847

	~~W~~	20,132,199	1,765,404	(23,227)	(1,694,596)	(22,997)	(71,223)	20,085,560

(*1)

The Company estimated recoverable amount for individual assets that ceased operations due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized impairment loss since recoverable amounts are less than their carrying amounts as of September 30, 2020. During the nine-month period ended September 30, 2020, the Company recognized impairment loss on certain assets due to damage from fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	business combination(*5)	Disposals	Depreciation	Impairment(*1)	Others(*2,4)	Ending
Land	~~W~~	1,458,632	—	—	(1,805)	—	—	(58,746)	1,398,081
Buildings		2,199,429	7,157	67,751	(7,706)	(202,171)	(25,869)	61,912	2,100,503
Structures		2,244,099	10,777	39,783	(3,125)	(173,181)	(9,585)	(77,915)	2,030,853
Machinery and equipment		12,911,467	92,136	696,204	(21,616)	(1,717,864)	(176,295)	818,403	12,602,435
Vehicles		7,340	747	40	—	(6,244)	—	8,068	9,951
Tools		23,864	5,348	138	(24)	(11,499)	—	9,461	27,288
Furniture and fixtures		36,287	4,781	94	(9)	(9,805)	(137)	7,118	38,329
Lease assets(*3)		142,801	27,376	—	—	(34,669)	—	126,860	262,368
Construction-in-progress		1,130,415	1,838,490	696	—	—	(10,150)	(1,297,060)	1,662,391

	~~W~~	20,154,334	1,986,812	804,706	(34,285)	(2,155,433)	(222,036)	(401,899)	20,132,199

(*1)

The Company estimated recoverable amount for individual assets related to CEM and Fe-Si factories, etc. that ceased operations due to the disposal plan and others using fair value less costs to sell based on the appraisal value or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2019.

(*2)

During the year ended December 31, 2019, the Company decided to sell the rights related to the operation of LNG Terminal to POSCO ENERGY CO., LTD. and reclassified to assets held for sale and liabilities directly associated with the assets held for sale. As of December 31, 2019, the Company recognized ~~W~~28,626 million of gain on disposal for the difference between the carrying amount and the sale price.

(*3)	Right-of-use assets of ~~W~~128,610 million recognized on the date of initial application (January 1, 2019) of the K-IFRS No. 1116 “Leases” are included in other changes.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(*4)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(*5)	This has increased due to the business combination between the company and POSCO ENERGY’s by-product power generation business.

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1) Right-of-use assets

1	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the nine-month period ended September 30, 2020 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	—	8,853	(75)	—	8,778
Buildings		71,921	6,075	(4,897)	—	73,099
Structures		64,434	—	(3,910)	—	60,524
Machinery and equipment		60,198	—	(4,125)	—	56,073
Vehicles		6,755	—	(375)	—	6,380
Ships		24,082	111,537	(20,739)	—	114,880
Furniture and fixtures		34,978	—	(10,197)	(2,326)	22,455

	~~W~~	262,368	126,465	(44,318)	(2,326)	342,189

2	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2019 were as follows.

(in millions of Won)	The date of initial application (January 1, 2019)		Acquisitions	Depreciation	Others	Ending
Buildings	~~W~~	78,384	—	(6,463)	—	71,921
Structures		53,761	13,502	(2,829)	—	64,434
Machinery and equipment		65,698	—	(5,500)	—	60,198
Vehicles		7,256	—	(501)	—	6,755
Ships		26,499	—	(2,417)	—	24,082
Furniture and fixtures		39,813	13,874	(16,959)	(1,750)	34,978

	~~W~~	271,411	27,376	(34,669)	(1,750)	262,368

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2) Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month and the nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Interest on lease liabilities	~~W~~	2,675	2,124	7,731	6,584
Expenses related to short-term leases		821	1,039	2,711	2,976
Expenses related to leases of low-value assets		1,459	1,304	4,848	4,031

	~~W~~	4,955	4,467	15,290	13,591

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

(a) For the nine-month period ended September 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,545	—	(1,360)	(4,563)	5,726	24,348
Membership(*1)		82,657	—	(862)	—	—	81,795
Development expense		86,023	233	—	(31,540)	12,728	67,444
Port facilities usage rights		278,072	—	—	(33,822)	—	244,250
Construction-in-progress		137,273	73,289	—	—	(16,204)	194,358
Other intangible assets		100,345	19,725	(61,302)	(4,077)	918	55,609

	~~W~~	708,915	93,247	(63,524)	(74,002)	3,168	667,804

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress and property, plant and equipment and to intangible assets and to assets held for sale and others.

(b) For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,377	—	(1,270)	(5,678)	7,116	24,545
Membership(*1)		73,183	9,204	(6)	—	276	82,657
Development expense		91,758	2,205	—	(41,793)	33,853	86,023
Port facilities usage rights		305,710	—	(4,674)	(22,964)	—	278,072
Construction-in-progress		58,561	114,638	—	—	(35,926)	137,273
Other intangible assets		91,633	615	(4,568)	(6,755)	19,420	100,345

	~~W~~	645,222	126,662	(10,518)	(77,190)	24,739	708,915

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

13. Other Assets

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

Other assets as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Advance payments	~~W~~	4,071	6,252
Prepaid expenses		38,612	21,849

	~~W~~	42,683	28,101

Non-current
Long-term prepaid expenses	~~W~~	4,522	5,088
Others(*1)		103,266	100,186

	~~W~~	107,788	105,274

(*1)

As of September 30, 2020 and December 31, 2019, the Company recognized tax assets amounting to ~~W~~100,852 million and ~~W~~97,185 million, respectively, based on the Company’s best estimate of the income tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

14. Borrowings

(a) Borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Short-term borrowings
Short-term borrowings	~~W~~	1,066,676	167,021
Current portion of debentures		2,112,900	980,460
Less: Current portion of discount on debentures issued		(982)	(1,005)

	~~W~~	3,178,594	1,146,476

Long-term borrowings
Long-term borrowings	~~W~~	1,198	1,181
Debentures		5,924,859	5,216,681
Less: Discount on debentures issued		(32,706)	(26,325)

	~~W~~	5,893,351	5,191,537

(b) Short-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2020		December 31, 2019
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	497,045	167,021
Borrowings in foreign trade	MUFG and others	2020.07.15~2020.09.29	2020.10.13~2020.12.28	0.62~1.12		569,631	—

					~~W~~	1,066,676	167,021

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(c)	Current portion of long-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2020		December 31, 2019
Debentures	Domestic debentures 306-2 and others	2013.10.04~ 2018.07.05	2020.10.04~ 2021.07.05	1.88~3.50	~~W~~	469,818	169,930
Foreign debentures	Global debentures 2 and other	2010.10.28~ 2011.04.14	2020.10.28~ 2021.04.14	4.25~5.25		1,642,100	809,525

					~~W~~	2,111,918	979,455

(d)	Long-term borrowings excluding current portion, as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	September 30, 2020		December 31, 2019
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond	~~W~~	1,198	1,181
Debentures	Domestic debentures 304-2 and others	2011.11.28~ 2019.10.16	2021.11.28~ 2029.10.16	1.56~4.12		2,205,686	2,504,194
Foreign debentures	Japan Yen private bond and others	2011.12.22~ 2020.01.17	2021.12.22~ 2025.01.17	0.50~4.00		3,686,467	2,686,162

					~~W~~	5,893,351	5,191,537

15. Other Payables

Other payables as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Accounts payable	~~W~~	423,764	630,162
Accrued expenses		409,083	432,835
Dividend payable		2,254	2,296
Lease liabilities		101,946	40,463
Withholdings		11,108	7,247

	~~W~~	948,155	1,113,003

Non-current
Long-term accrued expenses	~~W~~	48	842
Lease liabilities		228,532	216,508
Long-term withholdings		3,037	5,452

	~~W~~	231,617	222,802

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Derivative liabilities	~~W~~	1,903	—
Financial guarantee liabilities		9,222	10,969

	~~W~~	11,125	10,969

Non-current
Derivative liabilities	~~W~~	—	8,285
Financial guarantee liabilities		32,564	38,640

	~~W~~	32,564	46,925

17. Provisions

(a) Provisions as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	12,292	28,865	14,020	35,816
Provision for restoration(*3)		5,004	13,934	6,783	15,942
Provision for legal contingencies and claims(*4)		—	2,052	204	2,184
Provision for product warranties(*5)		22,602	4,589	—	—

	~~W~~	39,898	49,440	21,007	53,942

(*1)	Represents the provision for bonuses limited to 33%~67% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service reward, based on actuarial measurement.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2020. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available currently to restore the land to its original condition. In addition, the Company has applied discount rates of 1.29%~1.40% to assess present value of these costs.

(*4)	The Company has recognized provisions for certain litigations and other contingencies as of September 30, 2020.
(*5)	As of September 30, 2020, the Company recognized the expected claim cost to be charged as a provision.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

1) For the nine-month period ended September 30, 2020

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	49,836	12,009	—	(20,688)	41,157
Provision for restoration		22,725	322	(340)	(3,769)	18,938
Provision for legal contingencies and claims		2,388	424	(709)	(51)	2,052
Provision for product warranties		—	45,928	—	(18,737)	27,191

	~~W~~	74,949	58,683	(1,049)	(43,245)	89,338

2) For the year ended December 31, 2019

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Transfer	Ending
Provision for bonus payments	~~W~~	36,749	23,523	—	(18,038)	7,602	49,836
Provision for restoration		29,703	549	(277)	(7,250)	—	22,725
Provision for legal contingencies and claims		46,432	538	(11,207)	(33,375)	—	2,388

	~~W~~	112,884	24,610	(11,484)	(58,663)	7,602	74,949

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and the nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Expenses related to post-employment benefit plans under defined contribution plans	~~W~~	8,789	8,900	27,696	26,521

(b)	Defined benefit plans

1) The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Present value of funded obligations	~~W~~	1,444,837	1,435,942
Fair value of plan assets		(1,364,262)	(1,381,796)

Net defined benefit liabilities	~~W~~	80,575	54,146

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Defined benefit obligation at the beginning of period	~~W~~	1,435,942	1,265,675
Current service costs		93,508	119,957
Interest costs		20,784	31,567
Remeasurement(*1)		—	104,442
Business combination		—	317
Reclassification to liabilities directly associated with the assets held for sale		—	(1,448)
Benefits paid		(105,397)	(84,568)

Defined benefit obligation at the end of period	~~W~~	1,444,837	1,435,942

(*1)	The Company does not remeasure the defined benefit plans for the purpose of interim reporting.

3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Fair value of plan assets at the beginning of period	~~W~~	1,381,796	1,264,812
Interest on plan assets		20,420	32,347
Remeasurement of plan assets		(1,143)	(6,668)
Contributions to plan assets		73,730	161,500
Business combination		—	670
Reclassification to liabilities directly associated with the assets held for sale		—	(1,448)
Benefits paid		(110,541)	(69,417)

Fair value of plan assets at the end of period	~~W~~	1,364,262	1,381,796

4)	The amounts recognized in the statements of comprehensive income for the three-month and the nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Current service costs	~~W~~	29,949	28,808	93,508	88,947
Net interest costs		121	(195)	364	(585)

	~~W~~	30,070	28,613	93,872	88,362

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

19. Other Liabilities

Other liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Current
Advances received	~~W~~	42,011	5,112
Withholdings		108,317	106,474
Unearned revenue		18,171	23,561

	~~W~~	168,499	135,147

Non-current
Unearned revenue	~~W~~	532	5,230

20. Financial Instruments

(a) Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2020 and December 31, 2019 are as follows:

•	September 30, 2020

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	206,470	—	206,470	—	206,470
Short-term financial instruments		8,452,851	—	8,452,851	—	8,452,851
Debt securities		8,050	—	—	8,050	8,050
Other securities		63,286	—	—	63,286	63,286
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		927,383	545,003	—	382,380	927,383
Debt securities		1,651	—	—	1,651	1,651
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,986,906	—	—	—	—
Trade accounts and notes receivable		3,685,351	—	—	—	—
Debt securities		150,000	—	—	—	—
Other receivables		265,751	—	—	—	—
Deposit instruments		1,310,692	—	—	—	—

	~~W~~	18,060,391	545,003	8,659,321	457,367	9,661,691

Financial liabilities
Fair value through profit or loss
Derivatives liabilities	~~W~~	1,903	—	1,903	—	1,903
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		1,147,094	—	—	—	—
Borrowings		9,071,945	—	9,365,488	—	9,365,488
Financial guarantee liabilities		41,786	—	—	—	—
Others		1,074,870	—	—	—	—

	~~W~~	11,337,598	—	9,367,391	—	9,367,391

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

•	December 31, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	79,675	—	79,675	—	79,675
Short-term financial instruments		6,258,292	—	6,258,292	—	6,258,292
Debt securities		8,050	—	—	8,050	8,050
Other securities		55,972	—	—	55,972	55,972
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,128,641	762,198	—	366,443	1,128,641
Debt securities		1,686	—	—	1,686	1,686
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		978,139	—	—	—	—
Trade accounts and notes receivable		3,983,573	—	—	—	—
Debt securities		290,000	—	—	—	—
Other receivables		202,819	—	—	—	—
Deposit instruments		1,294,559	—	—	—	—

	~~W~~	14,283,406	762,198	6,337,967	434,151	7,534,316

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	8,285	—	8,285	—	8,285
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		667,551	—	—	—	—
Borrowings		6,338,012	—	6,525,464	—	6,525,464
Financial guarantee liabilities		49,609	—	—	—	—
Others		1,325,336	—	—	—	—

	~~W~~	8,388,793	—	6,533,749	—	6,533,749

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2020. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	SCB	USD	33,784,000	39,646	33,784,000	39,646
Steel Private Limited	ING	USD	50,000,000	58,675	50,000,000	58,675
POSCO ASSAN TST	SMBC	USD	62,527,500	73,376	56,274,750	66,038
STEEL INDUSTRY	ING	USD	60,000,000	70,410	54,000,000	63,369
	BNP	USD	24,000,000	28,164	21,600,000	25,348
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	58,675	50,000,000	58,675
	Mizuho	USD	50,000,000	58,675	50,000,000	58,675
POSCO MEXICO S.A. DE C.V	CITI BANAMEX	USD	30,000,000	35,205	30,000,000	35,205
	BOA	USD	30,000,000	35,205	30,000,000	35,205
	SMBC	USD	20,000,000	23,470	20,000,000	23,470
	MIZUHO	USD	20,000,000	23,470	20,000,000	23,470
	ANZ	USD	20,000,000	23,470	20,000,000	23,470
POSCO-VIETNAM Co., Ltd.	SMBC	USD	50,000,000	58,675	50,000,000	58,675
	Credit Agricole	USD	40,000,000	46,940	40,000,000	46,940
	BTMU	USD	26,000,000	30,511	26,000,000	30,511
	Citi	USD	20,000,000	23,470	20,000,000	23,470
	MIZUHO	USD	20,000,000	23,470	20,000,000	23,470
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	665,375	363,264,797	426,291
	SMBC	USD	140,000,000	164,290	89,832,217	105,418
	BTMU	USD	119,000,000	139,647	75,125,217	88,159
	MIZUHO	USD	105,000,000	123,218	66,286,957	77,788
	SCB	USD	107,800,000	126,503	69,504,217	81,563
	Credit Suisse AG	USD	91,000,000	106,789	57,448,696	67,416
	HSBC	USD	91,000,000	106,789	57,448,696	67,416
	ANZ	USD	73,500,000	86,252	47,850,478	56,153
	BOA	USD	35,000,000	41,073	22,095,652	25,929
	The Tokyo Star Bank, Ltd	USD	21,000,000	24,644	13,257,391	15,558
POSCO COATED STEEL	Citi	THB	801,000,000	29,717	801,000,000	29,717
(THAILAND) CO., LTD.	ANZ	THB	1,175,000,000	43,593	1,175,000,000	43,593
	MUFG	THB	1,175,000,000	43,593	1,175,000,000	43,593
	SC	THB	1,175,000,000	43,593	1,175,000,000	43,593
	SMBC	THB	1,175,000,000	43,593	1,175,000,000	43,593
Associates
LLP POSUK Titanium	SMBC	USD	13,500,000	15,842	13,500,000	15,842
Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,993	46,000,000	62,993
Joint ventures
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	213,577	162,772,945	191,014
Siderurgica do Pecem	Santander	USD	47,600,000	55,859	41,873,544	49,139
	BNP	USD	47,600,000	55,859	41,873,544	49,139
	MIZUHO	USD	47,600,000	55,859	41,873,544	49,139
	Credit Agricole	USD	20,000,000	23,470	17,593,933	20,646
	SOCIETE GENERALE	USD	20,000,000	23,470	17,593,933	20,646
	KfW	USD	20,000,000	23,470	17,593,933	20,646
	BBVA Seoul	USD	17,600,000	20,654	15,482,645	18,169
	ING	USD	17,600,000	20,654	15,482,645	18,169
	BNDES	BRL	464,060,000	96,190	464,060,000	96,190

		USD	2,390,111,500	2,804,801	1,839,413,734	2,158,552
		EUR	46,000,000	62,993	46,000,000	62,993
		THB	5,501,000,000	204,089	5,501,000,000	204,089
		BRL	464,060,000	96,190	464,060,000	96,190

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2020 and 2019 were as follows:

1	For the nine-month period ended September 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	121,351	—	—	8,148	136,514	—	266,013	—
Financial assets at fair value through other comprehensive income		—	29,363	—	—	—	—	29,363	(154,254)
Financial assets measured at amortized cost		35,972	—	47,008	1	—	—	82,981	—
Financial liabilities at fair value through profit or loss		—	—	—	722	15,287	—	16,009	—
Financial liabilities measured at amortized cost		(171,974)	—	(76,908)	—	—	11,271	(237,611)	—

	~~W~~	(14,651)	29,363	(29,900)	8,871	151,801	11,271	156,755	(154,254)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~192,504 million for the nine-month period ended September 30, 2020.

2	For the nine-month period ended September 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	98,218	—	—	525	160,715	—	259,458	—
Financial assets at fair value through other comprehensive income		—	53,690	—	—	—	—	53,690	(41,974)
Financial assets measured at amortized cost		27,060	—	153,367	—	—	—	180,427	—
Financial liabilities at fair value through profit or loss		—	—	—	805	34,743	—	35,548	—
Financial liabilities measured at amortized cost		(114,716)	—	(260,504)	—	—	6,415	(368,805)	—

	~~W~~	10,562	53,690	(107,137)	1,330	195,458	6,415	160,318	(41,974)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~209,791 million for the nine-month period ended September 30, 2019.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2020 and 2019 were as follows:

1	For the three-month period ended September 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	44,192	—	—	7,663	(86,637)	—	(34,782)	—
Financial assets at fair value through other comprehensive income		—	4,880	—	—	—	—	4,880	6,396
Financial assets measured at amortized cost		11,765	—	(47,907)	1	—	—	(36,141)	—
Financial liabilities at fair value through profit or loss		—	—	—	275	1,310	—	1,585	—
Financial liabilities measured at amortized cost		(58,166)	—	140,540	—	—	(569)	81,805	—

	~~W~~	(2,209)	4,880	92,633	7,939	(85,327)	(569)	17,347	6,396

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~44,780 million for the three-month period ended September 30, 2020.

2	For the three-month period ended September 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	33,545	—	—	64	92,169	—	125,778	—
Financial assets at fair value through other comprehensive income		—	12,602	—	—	—	—	12,602	(67,564)
Financial assets measured at amortized cost		10,112	—	69,118	—	—	—	79,230	—
Financial liabilities at fair value through profit or loss		—	—	—	786	—	—	786	—
Financial liabilities measured at amortized cost		(41,127)	—	(137,661)	—	—	1,749	(177,039)	—

	~~W~~	2,530	12,602	(68,543)	850	92,169	1,749	41,357	(67,564)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~21,850 million for the three-month period ended September 30, 2019.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2019.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of September 30, 2020 and December 31, 2019 are as follows:

(in Won, except share information)	September 30, 2020		December 31, 2019
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Share capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2020, total number of ADRs of 26,190,824 outstanding in overseas stock market is equivalent to 6,547,706 shares of common stock.
(*2)

As of September 30, 2020, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b) Capital surplus as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Gain (loss) from merger		80,628	(6,441)

	~~W~~	1,339,289	1,252,220

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of Interest (%)	September 30, 2020		December 31, 2019
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of hybrid bonds issued by the Company as of September 30, 2020 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;
  · After 10 years : return on government bond of the Republic of Korea (10 years) + 1.40%
  · After 10 years : additionally + 0.25% according to Step-up clauses
· After 30 years : additionally + 0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2020 amounts to ~~W~~454 million.

23. Reserves

Reserves as of September 30, 2020 and December 31, 2019 were as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(335,281)	(183,930)

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

24. Treasury Shares

During the nine-month period ended September 30, 2020, the Company entered into a trust contract of acquiring treasury shares following approval of the Board of Directors. The amount committed to purchase treasury shares by this trust contract is ~~W~~1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021. The number of treasury shares acquired according to the contract is 1,739,881 during the nine-month periods ended September 30, 2020.

As of September 30, 2020, the Company holds 8,811,075 treasury shares for share price stabilization and other purposes in accordance with the Board of Director’s resolution.

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Types of revenue
Sales of steel product	~~W~~	6,367,587	7,479,188	18,789,752	22,250,287
Transportation services		168,014	196,848	516,065	586,683
Others		42,286	59,859	126,749	191,250

	~~W~~	6,577,887	7,735,895	19,432,566	23,028,220

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	6,393,320	7,522,544	18,870,603	22,389,289
Revenue recognized over time		184,567	213,351	561,963	638,931

	~~W~~	6,577,887	7,735,895	19,432,566	23,028,220

(b) Details of contract assets and liabilities from contracts with customers as of September 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	September 30, 2020		December 31, 2019
Receivables
Accounts receivable	~~W~~	3,685,351	3,983,573
Contract assets
Accounts receivable		7,525	9,482
Contract liabilities
Advance received		42,011	5,112
Unearned income		18,471	28,484

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Wages and salaries	~~W~~	58,543	60,295	174,233	173,602
Expenses related to post-employment benefits		4,960	6,290	19,142	21,483
Other employee benefits		12,780	12,691	36,067	39,184
Travel		1,806	3,397	6,413	10,211
Depreciation		6,974	5,780	20,636	18,708
Amortization		8,382	9,163	26,838	27,451
Rental		11,809	12,155	36,013	30,607
Repairs		2,340	3,234	6,171	9,051
Advertising		13,804	17,637	43,188	50,540
Research & development		16,304	15,037	47,696	57,313
Service fees		43,755	40,239	121,196	122,966
Supplies		162	234	522	3,325
Vehicles maintenance		1,032	1,532	3,480	4,649
Industry association fee		997	1,202	4,217	3,833
Training		5,524	6,430	13,706	18,193
Conference		908	1,202	2,875	4,193
Others		5,971	6,540	25,189	24,179

	~~W~~	196,051	203,058	587,582	619,488

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Freight and custody	~~W~~	34,557	33,956	97,659	97,641
Operating expenses for distribution center		1,458	1,969	4,616	6,712
Sales commissions		17,711	18,973	82,499	56,404
Sales advertising		55	230	360	851
Sales promotion		286	896	982	3,157
Sample		94	187	427	732
Sales insurance premium		1,492	1,595	4,436	4,492

	~~W~~	55,653	57,806	190,979	169,989

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Finance income
Interest income(*1)	~~W~~	55,957	43,657	157,323	125,278
Dividend income		49,660	34,452	221,867	263,481
Gain on foreign currency transactions		62,252	93,597	295,081	212,474
Gain on foreign currency translations		(2,711)	(7,322)	24,628	28,617
Gain on valuation of derivatives		(83,424)	90,961	153,704	193,749
Others		8,735	5,437	22,718	12,377

	~~W~~	90,469	260,782	875,321	835,976

Finance costs
Interest expenses	~~W~~	58,166	41,127	171,974	114,716
Loss on foreign currency transactions		71,772	61,415	207,969	151,220
Loss on foreign currency translations		(104,864)	93,403	141,640	197,008
Loss on valuation of derivatives		1,903	—	1,903	—
Others		1,365	1,629	2,576	2,923

	~~W~~	28,342	197,574	526,062	465,867

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2020 and 2019 were ~~W~~35,972 million and ~~W~~27,060 million, respectively.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	1,157	4,063	7,211	18,748
Gain on disposals of investment in subsidiaries, associates and joint ventures		2,447	3,496	24,354	4,689
Gain on disposals of assets held for sale		(4,454)	28,626	22,488	29,341
Reversal of other provisions		—	11,207	284	11,484
Gain on insurance proceeds		2,882	4	9,768	262
Gain on valuation of emission rights		—	—	—	25,440
Gain on disposals of emission rights		—	6,122	24,566	6,122
Others		6,808	17,640	25,892	31,912

	~~W~~	8,840	71,158	114,563	127,998

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	30,797	24,872	125,031	63,409
Impairment loss on property, plant and equipment		309	48,414	22,997	209,910
Impairment loss on investment in subsidiaries, associates and joint ventures		1,000	—	1,000	10,422
Donations		5,600	12,000	17,309	20,400
Impairment loss on assets held for sale		148	3,385	9,093	5,179
Loss on disposals of assets held for sale		5,383	—	5,383	—
Others		9,545	14,872	47,913	46,916

	~~W~~	52,782	103,543	228,726	356,236

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Changes in inventories(*1)	~~W~~	63,477	(14,341)	450,758	(12,660)
Raw materials and consumables used		4,216,703	4,779,807	11,940,849	13,798,396
Employee benefits expenses		455,160	466,011	1,352,294	1,334,671
Outsourced processing cost		560,791	602,538	1,788,247	1,829,634
Depreciation(*2)		571,557	536,323	1,698,104	1,608,237
Amortization		23,151	19,350	74,002	57,776
Electricity and water		59,686	118,066	176,237	406,686
Service fees		63,710	61,267	183,338	186,129
Rental		20,986	17,858	63,894	44,427
Advertising		13,804	17,637	43,188	50,540
Freight and custody expenses		178,593	216,143	559,097	656,434
Sales commissions		17,711	18,973	82,499	56,404
Loss on disposals of property, plant and equipment		30,797	24,871	125,031	63,409
Impairment loss on property, plant and equipment		310	48,414	22,997	209,910
Impairment loss on investments in subsidiaries, associates and joint ventures		1,000	—	1,000	10,422
Other expenses		91,161	264,384	488,377	865,435

	~~W~~	6,368,597	7,177,301	19,049,912	21,165,850

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2020 and 2019 were 24.34% and 27.32%, respectively.

During the year ended December 31, 2019, the Company acquired Off-gas Power Station Business Sector of POSCO ENERGY CO., LTD., which is a subsidiary of the Company. During the nine-month period ended September 30, 2020, the Company changed its estimation about the availability of deductible temporary differences due from the acquisition, and recognized additional ~~W~~87,068 million of deferred tax assets. The tax effect was reflected on gain from merger directly in equity in the statement of financial position.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

31. Earnings per Share

Basic earnings per share for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

(in Won, except share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Profit for the period	~~W~~	180,809,542,496	499,044,928,266	640,475,843,825	1,715,599,641,115
Interests of hybrid bonds, net of tax		(1,681,205,479)	(1,681,205,479)	(5,007,068,492)	(4,988,794,519)
Weighted-average number of common shares outstanding(*1)		79,230,216	80,115,641	79,784,098	80,113,124
Basic earnings per share	~~W~~	2,261	6,208	7,965	21,352

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(in share)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2020	2019	2020	2019
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,956,619)	(7,071,194)	(7,402,737)	(7,073,711)

Weighted-average number of common shares outstanding	79,230,216	80,115,641	79,784,098	80,113,124

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2020 and 2019, diluted earnings per share is equal to basic earnings per share.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2020 and 2019 were as follows:

1)	For the nine-month period ended September 30, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	5,168	11,107	15	543,484	60	17,773
POSCO COATED & COLOR STEEL Co., Ltd.		309,338	1,819	—	—	21,466	249
POSCO ICT(*4)		2,088	4,992	—	248,039	30,951	131,887
eNtoB Corporation		11	60	160,906	24,852	55	17,884
POSCO CHEMICAL CO., LTD		200,730	29,911	342,948	16,219	226,595	4,551
POSCO ENERGY CO., LTD.		2,196	2,117	12,374	3	—	16,709
POSCO INTERNATIONAL Corporation		4,246,418	55,558	233,450	—	11,371	3,293
POSCO Thainox Public Company Limited		226,231	137	3,454	—	—	—
POSCO America Corporation		120,956	—	—	—	—	505
POSCO Canada Ltd.		—	978	129,666	—	—	—
POSCO Asia Co., Ltd.		1,161,489	1,002	114,796	3,229	1,174	2,765
Qingdao Pohang Stainless Steel Co., Ltd.		105,037	66	—	—	—	196
POSCO JAPAN Co., Ltd.		776,819	—	29,582	4,947	—	2,428
POSCO-VIETNAM Co., Ltd.		182,844	239	—	—	—	59
POSCO MEXICO S.A. DE C.V.		107,763	158	—	—	—	304
POSCO Maharashtra Steel Private Limited		210,679	1,543	—	—	—	282
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		82,663	—	—	—	—	—
POSCO VST CO., LTD.		163,085	204	—	—	—	123
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	1,039	395,961	—	—	—
Others		913,036	20,393	55,641	33,263	197,496	91,565

		8,816,551	131,323	1,478,793	874,036	489,168	290,573

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.(*5)		65	41	916	84,839	4,086	12,431
SNNC		4,333	4,103	372,068	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		29,429	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	39,112	940,725	—	—	—
Others		25,649	61,949	46,788	—	—	23,714

		59,476	105,205	1,360,497	84,839	4,086	36,145

	~~W~~	8,876,027	236,528	2,839,290	958,875	493,254	326,718

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2020, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the nine-month period ended September 30, 2020, POSCO PLANTEC Co., Ltd. was excluded from associates due to the Company’s loss of significant influence over the investee.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	For the nine-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,151	11,110	—	226,604	25	12,064
POSCO COATED & COLOR STEEL Co., Ltd.		354,046	1,942	95	—	13,595	586
POSCO ICT		2,213	4,990	—	226,456	26,235	131,522
eNtoB Corporation		11	66	231,896	28,678	72	18,443
POSCO CHEMICAL CO., LTD		289,090	30,298	389,598	12,396	236,114	3,084
POSCO ENERGY CO., LTD.		147,124	1,252	1,090	—	—	1,672
POSCO INTERNATIONAL Corporation		4,426,067	46,572	459,705	—	38,067	4,516
POSCO Thainox Public Company Limited		188,527	13,795	6,706	—	—	3
POSCO America Corporation		232,724	—	—	—	—	1,682
POSCO Canada Ltd.		340	751	245,123	—	—	—
POSCO Asia Co., Ltd.		1,300,580	975	323,203	72	1,484	5,093
Qingdao Pohang Stainless Steel Co., Ltd.		99,757	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,134,448	36	29,843	3,685	—	2,898
POSCO-VIETNAM Co., Ltd.		222,692	263	—	—	—	37
POSCO MEXICO S.A. DE C.V.		238,357	89	—	—	—	246
POSCO Maharashtra Steel Private Limited		513,467	266	—	—	—	256
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		81,829	1	2,189	—	—	—
POSCO VST CO., LTD.		217,034	—	—	—	—	62
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	285	514,751	—	—	—
Others		685,845	17,396	106,193	19,147	182,202	119,078

		10,139,302	130,087	2,310,392	517,038	497,794	301,242

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		412	70	2,009	183,351	12,994	16,430
SNNC		4,121	3,910	420,720	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		50,894	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	841,866	—	—	—
Others		11,830	107,865	43,088	—	—	—

		67,257	111,845	1,307,683	183,351	12,994	16,440

	~~W~~	10,206,559	241,932	3,618,075	700,389	510,788	317,682

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2020 and 2019 were as follows:

1)	For the three-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,620	11	—	101,179	—	4,938
POSCO COATED & COLOR STEEL Co., Ltd.		103,572	124	—	—	6,290	41
POSCO ICT		659	1	—	63,729	10,010	44,219
eNtoB Corporation		4	—	47,528	6,004	27	5,391
POSCO CHEMICAL CO., LTD		56,264	5,141	113,227	3,389	72,171	189
POSCO ENERGY CO., LTD.		643	901	2,379	—	—	5,599
POSCO INTERNATIONAL Corporation		1,450,981	1,227	122,652	—	—	1,210
POSCO Thainox Public Company Limited		119,514	—	—	—	—	—
POSCO America Corporation		24,690	—	—	—	—	502
POSCO Canada Ltd.		—	162	38,861	—	—	—
POSCO Asia Co., Ltd.		441,511	37	33,125	957	12	1,346
Qingdao Pohang Stainless Steel Co., Ltd.		34,269	—	—	—	—	20
POSCO JAPAN Co., Ltd.		227,977	—	13,162	1,988	—	1,340
POSCO-VIETNAM Co., Ltd.		81,739	16	—	—	—	39
POSCO MEXICO S.A. DE C.V.		39,189	59	—	—	—	—
POSCO Maharashtra Steel Private Limited		56,925	696	—	—	—	97
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,018	—	—	—	—	—
POSCO VST CO., LTD.		30,869	148	—	—	—	103
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	235	104,312	—	—	—
Others		339,973	2,209	14,535	7,683	68,939	33,500

		3,035,417	10,967	489,781	184,929	157,449	98,534

Associates and joint ventures
SNNC		1,432	625	153,008	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		12,275	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	39,112	315,180	—	—	—
Others		11,317	7,016	17,834	—	—	10,366

		25,024	46,753	486,022	—	—	10,366

	~~W~~	3,060,441	57,720	975,803	184,929	157,449	108,900

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	For the three-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,543	21	—	87,255	4	6,831
POSCO COATED & COLOR STEEL Co., Ltd.		120,638	235	95	—	5,911	95
POSCO ICT		704	1	—	77,639	9,180	42,684
eNtoB Corporation		4	6	72,320	11,742	13	5,012
POSCO CHEMICAL CO., LTD		91,297	5,169	134,299	4,818	79,731	1,074
POSCO ENERGY CO., LTD.		40,522	628	1,090	—	—	1,610
POSCO INTERNATIONAL Corporation		1,584,691	—	129,661	—	12,030	1,947
POSCO Thainox Public Company Limited		68,495	120	2,973	—	—	—
POSCO America Corporation		48,207	—	—	—	—	1,643
POSCO Canada Ltd.		—	147	93,231	—	—	—
POSCO Asia Co., Ltd.		438,809	390	74,772	72	497	2,297
Qingdao Pohang Stainless Steel Co., Ltd.		40,347	—	—	—	—	—
POSCO JAPAN Co., Ltd.		378,091	36	8,290	664	—	1,411
POSCO-VIETNAM Co., Ltd.		81,157	82	—	—	—	—
POSCO MEXICO S.A. DE C.V.		84,591	58	—	—	—	241
POSCO Maharashtra Steel Private Limited		179,859	79	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,516	1	708	—	—	—
POSCO VST CO., LTD.		80,009	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	105	192,541	—	—	—
Others		260,530	2,836	25,138	8,575	48,620	58,287

		3,538,010	9,914	735,118	190,765	155,986	123,132

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		229	5	610	72,737	3,668	7,068
SNNC		1,374	530	176,094	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		19,130	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	359,018	—	—	—
Others		4,845	21,828	15,961	—	—	—

		25,578	22,363	551,683	72,737	3,668	7,068

	~~W~~	3,563,588	32,277	1,286,801	263,502	159,654	130,200

(c)	The related account balances from significant transactions with related companies as of September 30, 2020 and December 31, 2019 are as follows:

1)	September 30, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	4,507	5	4,512	—	37,871	261	38,132
POSCO COATED & COLOR STEEL Co., Ltd.		60,497	—	60,497	—	5	3,630	3,635
POSCO ICT		184	—	184	2,206	42,204	24,993	69,403
eNtoB Corporation		—	—	—	2,977	28,664	—	31,641
POSCO CHEMICAL CO., LTD		35,943	3,485	39,428	11,926	44,963	16,921	73,810
POSCO ENERGY CO., LTD.		188	248	436	—	3,082	12,979	16,061
POSCO INTERNATIONAL Corporation		569,861	—	569,861	4,098	323	—	4,421
POSCO Thainox Public Company Limited		83,853	—	83,853	—	—	—	—
POSCO America Corporation		1,173	—	1,173	—	—	—	—
POSCO Asia Co., Ltd.		300,471	1,433	301,904	5,275	—	—	5,275
Qingdao Pohang Stainless Steel Co., Ltd.		16,230	—	16,230	—	—	—	—
POSCO MEXICO S.A. DE C.V.		41,612	701	42,313	—	—	—	—
POSCO Maharashtra Steel Private Limited		183,492	471	183,963	—	—	—	—
Others		608,868	34,530	643,398	31,409	37,624	84,148	153,181

		1,906,879	40,873	1,947,752	57,891	194,736	142,932	395,559

Associates and joint ventures
SNNC		294	229	523	36,262	—	—	36,262
Roy Hill Holdings Pty Ltd		—	39,112	39,112	194,818	32	—	194,850
Others		755	38,003	38,758	2,660	—	—	2,660

		1,049	77,344	78,393	233,740	32	—	233,772

	~~W~~	1,907,928	118,217	2,026,145	291,631	194,768	142,932	629,331

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.		57,792	—	57,792	—	11	3,828	3,839
POSCO ICT		225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation		—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO., LTD		35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO., LTD.		1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation		633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited		52,826	2	52,828	916	—	—	916
POSCO America Corporation		8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.		508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.		29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.		90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited		235,917	444	236,361	—	—	—	—
Others		470,734	33,851	504,585	14,397	40,233	87,652	142,282

		2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		84	10	94	471	49,511	—	49,982
SNNC		297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd		—	—	—	93,383	—	—	93,383
Others		942	706	1,648	3,447	586	—	4,033

		1,323	781	2,104	117,070	50,097	—	167,167

	~~W~~	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

(d)	For the nine-month periods ended September 30, 2020 and 2019, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2020		September 30, 2019
Short-term benefits	~~W~~	31,687	36,012
Long-term benefits		3,192	4,538
Retirement benefits		5,425	7,998

	~~W~~	40,304	48,548

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

1)

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2020, 70 million tons of iron ore and 10 million tons of coal remained to be purchased under such long-term contracts.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

2)

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

3)

The Company entered into consecutive voyage charter (CVC) contracts for the transportation of raw materials. As of September 30, 2020, there are 39 vessels under CVC contract and the average remaining contract period is about 9 years.

4)

The Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowings up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment in full or part of borrowings if the project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreement. As of September 30, 2020, the ending balance of the borrowing amounts to USD 1.02 million.

5)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

6)	The Company provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co,. Ltd., at the request of creditors such as the Korea Development Bank.

(b)	As of September 30, 2020, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 32 lawsuits aggregating to ~~W~~45.0 billion as defendant as of September 30, 2020, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~2.1 billion for one of 32 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of September 30, 2020.

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POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2020

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2020 and 2019 were as follows:

(in millions of Won)	September 30, 2020		September 30, 2019
Trade accounts and notes receivable, net	~~W~~	278,234	(20,168)
Other accounts receivable		111,238	(187,091)
Inventories		1,138,481	(21,600)
Prepaid expenses		(16,945)	(18,765)
Other current assets		(2,821)	(477)
Long-term guarantee deposits		(318)	(299)
Derivative assets		9,719	—
Other non-current assets		1,329	1,182
Trade accounts and notes payable		485,595	(129,738)
Other accounts payable		(72,903)	806
Accrued expenses		(48,006)	(25,224)
Advances received		1,680	(1,250)
Withholdings		1,844	80,571
Unearned revenue		(5,414)	2,280
Other current liabilities		(22,760)	(21,827)
Derivative liabliities		8,905	—
Payments of severance benefits		(105,397)	(61,890)
Plan assets		36,811	42,819
Other non-current liabilities		(6,951)	(3,097)

	~~W~~	1,792,321	(363,768)

35. Events after the reporting period

Pursuant to the resolution of the Board of Directors on November 6, 2020, the Company decided to pay interim cash dividends of ~~W~~1,500 per common share (total dividend: ~~W~~117.7 billion).

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